


Emergis



March 16, 2006

Dear Shareholder:

You are cordially invited to attend the 2006 Annual General Meeting of shareholders of Emergis Inc., which will take place on Tuesday, May 9, 2006, at the Grand Salon of the Saint-James Club in Montréal, at 2 p.m. The meeting gives you the opportunity to learn more about your company and about its plans for the future. There will be an opportunity to ask questions and meet with management and the Board of Directors.

If you are unable to attend, you may listen to a live webcast of the meeting at www.emergis.com.

At the meeting, you will be asked to vote on a number of important matters. Please take the time to consider the information on these matters set out in the enclosed Notice of Annual Meeting and accompanying Management Proxy Circular.

Your vote is important. Please complete, sign and date the form of proxy and return it in the enclosed envelope, whether or not you plan to attend the meeting. Returning the proxy will not limit your right to vote in person if you attend the meeting.

If you have any questions regarding the matters to be dealt with at the meeting or require additional copies of these documents, please call Emergis' transfer agent, CIBC Mellon Trust Company, at 1 800 387-0825 (toll free within North America only).

Yours sincerely,

06012537

Jean C. Monty
Chairman of the Board of Directors

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

Emergis Inc.
1000, rue de Sérigny
Bureau 600
Longueuil, Québec J4K 5B1

TABLE OF CONTENTS


Emergis

NOTICE OF 2006 ANNUAL GENERAL MEETING

You are invited to the 2006 Annual General Meeting of shareholders.

When
Tuesday, May 9, 2006 at 2:00 p.m. (Eastern Time)

Where
Grand Salon of the Saint-James Club, 1145 Union Avenue
Montréal, Québec

What the Meeting is about:

- receiving the consolidated financial statements for the financial year ended December 31, 2005, together with the auditors' report thereon;
- electing Directors until the close of the next annual meeting;
- appointing auditors until the close of the next annual meeting;
- transacting such other business as may properly be brought before the Meeting or any adjournment thereof.

You are entitled to receive notice of and vote at the Meeting or any adjournment if you were an Emergis common shareholder on March 17, 2006.

By order of the Board of Directors,

Monique Mercier
Executive Vice-President, Law and
Corporate Affairs

Montréal, March 16, 2006

IMPORTANT

In order that the greatest possible number of shares may be represented and voted at the Meeting, registered shareholders who are unable to attend the Meeting should return their completed proxies to our transfer agent, CIBC Mellon Trust Company, before 4:45 p.m. (Eastern Time), Monday, May 8, 2006 or, in the event that the Meeting is adjourned, by no later than 4:45 p.m. (Eastern Time) on the business day prior to the day fixed for the adjourned meeting. Proxies can be sent to our transfer agent: (i) by MAIL by completing, dating, signing and returning the enclosed form of proxy to CIBC Mellon Trust Company in the enclosed prepaid envelope provided for that purpose, before the above mentioned date and time; (ii) on the INTERNET at www.eproxyvoting.com/emergis; (iii) by FAX at 1 866 781-3111 (toll-free within North America only); or (iv) by HAND DELIVERY to CIBC Mellon Trust Company at 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or at 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6. **Please refer to the accompanying Management Proxy Circular for details.**

If you are not a registered shareholder (i.e., if your shares are held through a bank, trust company, securities broker or other nominee), please refer to Question No. 19 in the Management Proxy Circular, which explains how to vote your shares.


Emergis

VOTING OPTIONS AND INSTRUCTIONS

Options available to convey your voting instructions are further described in the Management Proxy Circular. They are:

1) vote by mail;
2) vote on the Internet;
3) vote by fax; or
4) vote by hand delivery.

1) VOTE BY MAIL
- Complete, sign and date the reverse hereof;
- Return this proxy by mail in the prepaid envelope provided.

2) VOTE ON THE INTERNET
- Go to the following web site: www.eproxyvoting.com/emergis;
- Enter your 13 digit CONTROL NUMBER and then follow the instructions on the screen.

3) VOTE BY FAX
- Complete, sign and date the reverse hereof;
- Forward it by fax to 1 866 781-3111 (toll free within North America only).

4) VOTE BY HAND DELIVERY
- Complete, sign and date the reverse hereof;
- Hand deliver this proxy at 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or 2001 University Street, Suite 1600, Montreal, Quebec, H3A 2A6.

Have this Proxy Form in hand when you call. Your 13 digit CONTROL NUMBER is located on this form below, on the left hand side.

An instrument of proxy, to be valid, must be deposited with the transfer agent and registrar of the Corporation, CIBC Mellon Trust Company, in all cases, not later than 4:45 p.m. (Eastern Time) on Monday, May 8, 2006. For more details, please see the Management Proxy Circular.

Below you will find your personal CONTROL NUMBER. It is your **personal security code** and will be used to authenticate your voting instructions.

CONTROL NUMBER

ADDRESS

Tell us if you want to receive financial reports

Quarterly reports
To reduce costs and help protect the environment, we will not send Emergis' quarterly reports, unless you tell us that you want to receive them by checking the box below.

☐ Please send me Emergis' quarterly reports

If you do not check the box above or do not return this form, we will assume that you do not want to receive Emergis' quarterly reports.

Annual report
By law, we must send you our annual financial statements and related management's discussion and analysis (MD&A), unless you tell us that you do not want to receive them by checking the box below.

☐ Please do NOT send me Emergis' annual financial statements and MD&A

If you do not check the box above or do not return this form, we will assume that you want to receive Emergis' annual financial statements and MD&A.

We will continue to send you the notice of annual shareholder meeting and management proxy circular and proxy form so you can vote your shares.

Do you wish to receive financial reports electronically?

If you have indicated above that you wish to receive quarterly reports and/or the annual report, please indicate in the consent attached whether you prefer to receive them electronically rather than by mail.


Emergis

Emergis Inc.

This proxy is solicited by the Management of the Corporation for the Annual General Meeting of shareholders (the "Meeting") to be held on May 9, 2006

PLEASE COMPLETE, SIGN, DATE AND RETURN (See reverse side for voting options and instructions)

The undersigned shareholder of Emergis Inc. hereby appoints Jean Monty, or François Côté, or J. Spencer Lanthier, or Pierre Ducros, or instead of any of them, ... as proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for the undersigned, in respect of all the common shares held by the undersigned, at the Meeting to be held at the Grand Salon of the Saint-James Club in Montréal, Québec, Canada, on May 9, 2006 at 2:00 p.m. (Eastern Time) or at any adjournment thereof, to the same extent and with the same power as if the undersigned were personally present, and hereby revokes any proxy previously given.

Without limiting the general authorization and powers hereby given, the said proxyholder is specifically directed to vote as follows:

1. Election of Directors

☐ **FOR each of the nominees listed below, except as noted to the contrary**

☐ **WITHHOLD vote for all nominees listed below**

FRANÇOIS CÔTÉ • PIERRE DUCROS • J. SPENCER LANTHIER • PETER MAURICE • JEAN MONTY • ERIC ROSENFELD • RON ZAMBONINI

(Instructions: To withhold authority to vote for any individual nominee, strike the nominee's name in the list above)

2. Appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation

☐ **FOR**

☐ **WITHHOLD**

3. Vote at the discretion of such proxyholder in respect of amendments to the foregoing or on such other business as may properly come before the Meeting or any adjournment thereof.

____
Signature of shareholder

____
Name of shareholder (please print)

Dated ____________________, 2006

NOTES TO PROXY

1. **Shareholders have the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please strike out the above printed names, and insert the name of your chosen proxyholder in the space provided.**
2. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual, we may require documentation evidencing your power to sign the Proxy with signing capacity stated.
3. If this Proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.
4. **The shares represented by this Proxy will be voted as directed by the holder; however, if such a specification is not made in respect of any matter, this Proxy will be voted FOR all items by the proxyholder indicated above.**



CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS FOR REGISTERED SHAREHOLDERS OF EMERGIS INC.

Emergis has an "electronic delivery" program under which you, as an Emergis shareholder, will be notified when quarterly reports to shareholders, annual reports and other corporate information are available on our website at www.emergis.com/en/investor. With your consent, we will make the information available to you electronically instead of sending you the information by mail. To enable us to provide increased convenience to shareholders, benefit the environment and reduce our costs, we encourage our shareholders to take advantage of the electronic delivery program. If you wish to do so, you must complete the consent form below and return it to our transfer agent, CIBC Mellon Trust Company, by fax at 416-643-3136 or at 1 866 781-3111 (toll-free within North America only), or in the enclosed self-addressed return envelope. We encourage you to read the consent form carefully so that you understand the terms under which electronic delivery will be made. **If you would like to continue receiving these documents by mail, no action is required.**

If you have any questions about our electronic delivery program, please call CIBC Mellon Trust Company at 1 800 387-0825 or send an e-mail to inquiries@cibcmellon.com.

To: Emergis

1. I consent to receiving the Emergis documents to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive are determined by the class of shares I hold and may include:

    - Emergis' Quarterly Reports to shareholders (1st, 2nd and 3rd quarter reports);
    - Emergis' Annual Reports (including Annual Financial Statements and Management's Discussion and Analysis);
    - Notices of Emergis' Annual or Special Meetings of Shareholders and relevant related proxy material (*when permitted by law*); and
    - Other corporate information about Emergis.

2. I understand and agree that Emergis will notify me when a document which I am entitled to receive is available at Emergis' website at www.emergis.com/en/investor. I understand that this notice will be provided once Emergis has filed the relevant documents with securities regulators. I agree that notification will be sent to me at my e-mail address set out below or in such other manner as Emergis may determine.

3. I acknowledge that access to Internet e-mail and the World Wide Web is required for me to access a document electronically and I confirm that I have such access. **I understand and agree that any costs associated with my electronic access, such as usage charges from Internet access providers and telephone companies, will be my responsibility.**

4. I understand and agree that:

    - any e-mail notice or other notification will not contain an actual document;
    - any e-mail notice or other notification will contain Emergis' web address (or a hyperlink identifying where a document is located);
    - by entering Emergis' web address into my web browser, I can access, view, download and print a document from my computer;
    - a document distributed electronically will be in Adobe's Portable Document Format (PDF); and
    - the Adobe Acrobat Reader software is required to view a document in PDF format and is available free of charge from Adobe's website at www.adobe.com.

5. I understand that I may request a paper copy of a document for which I have consented to electronic delivery by calling CIBC Mellon Trust Company at 1 800 387-0825 or by sending CIBC Mellon Trust Company a fax at 416-643-5660, at 416-643-3136 or at 1 866 781-3111 (toll-free within North America only). My request can also be made by e-mail at inquiries@cibcmellon.com or by regular mail to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9.

(continued on reverse)

6. I understand and agree that:

   - at any time and without giving me advance notice, Emergis may elect not to send me a document electronically, in which case a paper copy of the document will be mailed to me
   - if a document intended to be sent to me electronically is not available electronically, a paper copy of the document will be mailed to me.

7. I understand that Emergis will maintain, on its website, any document sent to me electronically, for at least 6 months from the date of posting on the website.

8. I understand that I may revoke or modify my consent and that I may change my e-mail address to which documents are delivered to me, at any time by notifying CIBC Mellon Trust Company by fax at 416-643-3136 or at 1 866 781-3111 (toll-free within North America only), by e-mail at inquiries@cibcmellon.com, or mail at CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada, M5C 2W9. I understand that if I change my e-mail address or revoke or modify my consent, I must notify CIBC Mellon Trust Company and they must actually receive and acknowledge my notification for my request to be effective.

9. I understand that I am not required to consent to electronic delivery of documents.

I am a registered shareholder of Emergis. I have read and understand the terms of this "Consent to Electronic Delivery of Documents" form and, on those terms, I consent to the electronic delivery of the documents I am entitled to receive.

Shareholder name: ______________________________
Please print

Shareholder signature: ______________________________

Shareholder e-mail address: ______________________________
Please print

Shareholder address: ______________________________

____

____

I understand and agree that such consent to electronic delivery will apply for the distribution of the aforementioned material to me as a registered shareholder of Emergis.


Emergis

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS
FOR NON-REGISTERED SHAREHOLDERS OF EMERGIS INC.

Dear Shareholder:

Emergis' goal is to provide investors with access to shareholder communications as efficiently and effectively as possible. As such, we have adopted the following document delivery approach.

Introducing electronic access to shareholder communications

This initiative will give shareholders the ability to electronically access the following important company documents easily and quickly. These documents may include:

- Emergis' Annual Reports (including Annual Financial Statements and Management's Discussion and Analysis);
- Notices of Emergis' Annual or Special Meetings of Shareholders and related proxy material *(when permitted by law)*; and
- Other corporate information about Emergis.

This initiative is meant to increase convenience for you, provide benefits to our environment and reduce costs, however, this new approach may not be accessible or suitable for everyone. In this case, paper copies of company documents will continue to be provided.

If you wish to take advantage of this online program, you must have an electronic mail (e-mail) account and access to an Internet browser. **Please note that any costs associated with your electronic access, such as usage charges from Internet access providers and telephone companies, will be your responsibility.**

How to enroll for electronic delivery of documents

To take advantage of electronic delivery, please **go to www.investordeliverycanada.com and follow the instructions for enrollment**. Please use the 12 character Control Number displayed on the enclosed Voting Instruction Form. If you hold Emergis shares in multiple accounts, you will receive meeting packages and a corresponding Control Number for each account. You must register for each account separately. Each account will be coded for electronic delivery of documents and you will be notified when companies held in your accounts make them available on-line. An e-mail confirmation of your election(s) for this option will be sent to your e-mail address. Please record your Enrollment Number and PIN (personal identification number) in a secure place for future reference.

Your enrollment in the online program will remain in effect until you cancel your enrollment. You may cancel your enrollment at any time by accessing the **www.investordeliverycanada.com** website.

Electronic Voting

You may also vote your shares through the Internet. You will receive an e-mail notification on how to access Emergis documents when they become available, as well as a Control Number to enable you to vote your shares through the **www.proxyvote.com** Internet website. The control number is also displayed on the Voting Instruction Form if you received paper copies of documents.

We hope that you will take advantage of these online services.


Emergis

MANAGEMENT PROXY CIRCULAR DATED FEBRUARY 17, 2006

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

In this document, "you" and "your" refer to the shareholders and "Emergis", the "Corporation", the "Company" or "we", "us", "our" refer to Emergis Inc. The information in this document is at February 17, 2006, unless otherwise indicated. **To ensure representation of your shares at the meeting to be held in Montréal, Québec, on Tuesday, May 9, 2006 (the "Meeting")**, PLEASE SELECT THE MOST CONVENIENT WAY FOR YOU TO EXPRESS YOUR VOTING INSTRUCTIONS (BY MAIL, ON THE INTERNET, BY FAX, HAND DELIVERY OR IN PERSON) AND FOLLOW THE RELEVANT INSTRUCTIONS. The following questions and answers provide guidance on how to vote your shares. **If you are not a registered shareholder, i.e., if your shares are held through a bank, trust company, securities broker or other nominee, please refer to Question No. 19, which explains how to vote your shares.**

1. **Q: WHOM CAN I CALL IF I REQUIRE ASSISTANCE IN COMPLETING MY PROXY FORM?**
   A: CIBC Mellon Trust Company, our transfer agent, at 1 800 387-0825.

2. **Q: WHOM CAN I CALL IF I HAVE QUESTIONS ABOUT MY SHAREHOLDINGS IN EMERGIS?**
   A: CIBC Mellon Trust Company, our transfer agent, at 1 800 387-0825 or your securities broker.

3. **Q: WHOM CAN I CALL IF I HAVE QUESTIONS ABOUT THE MATTERS BEFORE THIS MEETING?**
   A: Emergis Investor Relations at 450-928-6000.

4. **Q: WHO IS SOLICITING MY PROXY?**
   A: **The management of Emergis is soliciting your proxy.** Solicitation of proxies is undertaken by mail, by our employees or agents, and any costs thereof, which will be minimal, will be borne by us.

5. **Q: WHAT AM I VOTING ON?**
   A: **Two items: (1)** The election of Directors to the Board of Directors until the close of the next annual meeting and **(2)** the appointment of auditors until the close of the next annual meeting. Shares may be voted for or withheld from voting on the election of Directors and/or the appointment of auditors. **Our Board of Directors and management are recommending that shareholders vote FOR both items.**

6. **Q: WHAT IS THE REQUIRED APPROVAL LEVEL IN ORDER FOR THE RESOLUTIONS TO BE ADOPTED?**
   A: **The election of Directors and the appointment of auditors will each be determined by a majority of votes cast at the Meeting by proxy or in person.**

7. **Q: WHO IS ENTITLED TO VOTE?**
   A: **Common shareholders as at the close of business on March 17, 2006** or their duly appointed representatives will be entitled to attend the Meeting or to register a vote.

   As at February 17, 2006, there were 93,408,677 common shares of the Corporation outstanding. Each common share entitles its holder to one vote.

8. **Q: BY WHEN MUST I VOTE?**
   A: **No later than 4:45 p.m. (Eastern Time) on Monday, May 8, 2006** (if you do not attend the Meeting in person). All shares represented by proper proxies received by CIBC Mellon Trust Company, our transfer agent, prior to such time will be voted for or withheld from voting, in accordance with your instructions as specified in the proxy form, on any ballot that may be called at the Meeting.

9. **Q: WHAT HAPPENS IF I SIGN THE PROXY FORM AS DESCRIBED IN THIS MANAGEMENT PROXY CIRCULAR?**
   A: **Signing the enclosed proxy form (either in paper form or via the Internet with your control number) gives authority to Jean Monty, or François Côté, or J. Spencer Lanthier, or Pierre Ducros, all of whom are Directors, to vote your shares at the Meeting in accordance with the voting instructions you provide.** A PROXY MUST BE IN WRITING AND MUST BE EXECUTED BY THE SHAREHOLDER OR BY THE SHAREHOLDER'S ATTORNEY AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION OR OTHER LEGAL ENTITY, BY AN OFFICER OR ATTORNEY THEREOF DULY AUTHORIZED.

10. **Q: CAN I APPOINT SOMEONE OTHER THAN THESE DIRECTORS TO VOTE MY SHARES?**
    A: **Yes. You have the right to appoint any other person, who need not be a shareholder, to attend and act on your behalf at the Meeting. If you wish to do so, please strike out those**

four printed names appearing on the proxy form and insert the name of your proxyholder in the space indicated or, if you are voting on the Internet, follow the instructions provided on the screen. IT IS IMPORTANT TO ENSURE THAT ANY OTHER PERSON YOU APPOINT ATTENDS THE MEETING AND IS AWARE THAT HIS OR HER APPOINTMENT HAS BEEN MADE TO VOTE YOUR SHARES. PROXYHOLDERS SHOULD, AT THE MEETING, PRESENT THEMSELVES TO A REPRESENTATIVE OF CIBC MELLON TRUST COMPANY.

11. **Q: HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?**

    A: **The persons named in the proxy form must vote or withhold from voting your shares in accordance with your instructions on the proxy form. In the absence of such instructions, however, your shares will be voted FOR the election of the nominees to the Board of Directors proposed by management in this Management Proxy Circular, FOR the appointment of Deloitte & Touche LLP as auditors and FOR management's proposals generally.**

12. **Q: IF I CHANGE MY MIND, CAN I REVOKE MY PROXY ONCE I HAVE SUBMITTED IT?**

    A: **Yes.** A shareholder who has voted by proxy may revoke it by voting again in any manner (mail, internet, fax, or hand delivery). In addition, you may revoke a voted proxy by depositing an instrument in writing, which includes another proxy form with a later date, executed by you or by your representative authorized in writing, with CIBC Mellon Trust Company at 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or at 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6, at any time before 4:45 p.m. (Eastern Time) on the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. You may also revoke a proxy in any other manner permitted by law.

    It should be noted that your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy which has been previously given by you in respect of business covered by that vote.

13. **Q: WHAT IF MY SHARES ARE REGISTERED IN MORE THAN ONE NAME OR IN THE NAME OF MY CORPORATION?**

    A: **If the shares are registered in more than one name, all those registered should sign the proxy form (whether in paper form or via the internet).** If the shares are registered in the name of your corporation or any name other than yours, we may require documentation proving your authority to sign the proxy form.

14. **Q: WHAT IF AMENDMENTS ARE MADE TO THE MATTERS DESCRIBED IN THIS CIRCULAR OR OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?**

    A: **The person(s) named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of 2006 Annual General Meeting and to other matters which may validly be brought before the Meeting.** As of the date of this Management Proxy Circular, our management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters are validly brought before the Meeting, the person(s) named in the proxy form will vote on them in accordance with their best judgment.

15. **Q: IS MY VOTE CONFIDENTIAL?**

    A: **Yes.** CIBC Mellon Trust Company counts and tabulates the proxies. This is done independently to preserve the confidentiality of individual shareholders' votes. Proxies are referred to us only in cases where you clearly intend to communicate with management by making a written statement on the proxy form or in the event questions arise as to the validity of a proxy or when it is necessary to do so to meet the requirements of applicable law.

16. **Q: HOW CAN I CONTACT THE TRANSFER AGENT?**

    A: **You can contact the transfer agent by mail at:**

    CIBC Mellon Trust Company
    P.O. Box 7010 STN Adelaide
    Toronto, Ontario
    M5C 2W9

    or in person:
    Toronto: 320 Bay Street, 3rd Floor
    Montréal: 2001 University Street, Suite 1600

    or by email:
    generalinquiries@cibcmellon.com

    or by phone:
    at 1 800 387-0825
    (toll-free within North America only)

    or by fax:
    at 416 643-5660 or at 416 643-3135

17. **Q: WHO ARE THE PRINCIPAL SHAREHOLDERS OF THE CORPORATION?**

    A: To the knowledge of our Directors and Officers, the only persons who beneficially own or exercise control or direction over more than 10 percent of our issued and outstanding common shares as at February 17, 2006 are: Crescendo Partners II L.P. Series M which owned 13,649,300 common shares representing approximately 14.8 percent of our issued and outstanding

common shares at such date; and Letko Brosseau & Associates Inc. which we believe exercises control or direction over 14,267,700 common shares representing approximately 15.3 percent of our issued and outstanding common shares at such date. In addition, Mr. Eric Rosenfeld, one of our Directors and the President and Chief Executive Officer of Crescendo Partners, L.P., also owned 190,400 common shares as at February 17, 2006.

VOTING BY REGISTERED SHAREHOLDERS

You are a registered shareholder if your name appears on your share certificate.

18. Q: HOW DO I VOTE?

A: YOU MAY VOTE BY PROXY OR IN PERSON AT THE MEETING.

(1) BY PROXY

You have three ways of voting by proxy:

(a) by fax

By completing and signing the enclosed proxy form and forwarding it by fax to 1 866 781-3111 (toll-free within North America only).

IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME I.E., IF THEY ARE HELD THROUGH A BANK, TRUST COMPANY, SECURITIES BROKER OR OTHER NOMINEE, DO NOT USE THE ABOVE FAX NUMBER AS IT IS ONLY PROVIDED FOR REGISTERED SHAREHOLDERS. INSTEAD, USE THE FAX NUMBER, IF ANY, PROVIDED BY YOUR NOMINEE (SEE QUESTION NO. 19).

(b) on the internet

Go to the following website: www.eproxyvoting.com/emergis. Enter your CONTROL NUMBER which you will find on the enclosed proxy form. Follow voting instructions on the screen to complete, sign and return your proxy form.

(c) by mail or by hand delivery

By completing and signing the enclosed proxy form and returning it by mail in the prepaid envelope provided, or by delivering it by hand to one of the following addresses: 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6.

(2) BY ATTENDING THE MEETING IN PERSON

Registered shareholders simply have to present themselves to a representative of CIBC Mellon Trust Company at the Meeting.

If you wish to vote in person at the Meeting, you may still return the proxy form as your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy which was previously sent. Thus, returning a proxy form in advance does not preclude you from attending the Meeting in person. If you do not wish to attend the Meeting or do not wish to vote in person, your common shares will be voted for or withheld from voting in accordance with your instructions on the proxy form. Persons who are not shareholders may be admitted subject to the discretion of the Chairman of the Meeting and subject to any space constraints after presenting themselves to a representative of CIBC Mellon Trust Company. Non-registered shareholders wishing to attend the Meeting should refer to Question No. 19.

VOTING BY NON-REGISTERED SHAREHOLDERS

You are a non-registered (or beneficial) shareholder if your shares are held through a bank, trust company, securities broker or other nominee. For most of you, the proxy form or voting instructions form sent or to be sent by your nominee indicates whether you are a non-registered (or beneficial) shareholder.

19. Q: HOW DO I VOTE?

A: (1) BY PROVIDING VOTING INSTRUCTIONS TO YOUR NOMINEE. Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold. Every nominee has its own voting procedures and provides its own voting instructions, which should be carefully followed if you are a non-registered shareholder to ensure that your shares are voted at the Meeting. These procedures generally allow voting by telephone, on the internet, by mail or by fax. IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME, DO NOT USE THE FAX NUMBER OR THE WEBSITE ADDRESS PROVIDED HEREIN TO VOTE, AS THESE COORDINATES ARE VALID ONLY FOR REGISTERED SHAREHOLDERS.

(2) BY ATTENDING THE MEETING IN PERSON. We do not have access to the names of our non-registered shareholders. Therefore, if you attend the Meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form

to appoint yourself as proxyholder and follow the instructions of your nominee. Non-registered shareholders who instruct their nominee to appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of CIBC Mellon Trust Company. Do not otherwise complete the form sent to you as your vote will be taken and counted at the Meeting.

ELECTRONIC DELIVERY

20. Q: WHAT IS ELECTRONIC DELIVERY?

A: **A voluntary program that notifies participating registered shareholders by email that documents which must be delivered pursuant to securities legislation are available on our website.** Every year, we deliver documentation to our shareholders, such as this Management Proxy Circular and our annual report that must be delivered to shareholders of a public company by law. We wish to make this process more convenient for our shareholders and therefore propose that, if you so wish, you will be notified by email when our documentation is posted on our website (www.emergis.com/en/investors).

Accordingly, such documentation will not be sent in paper form by mail. We believe that electronic delivery will benefit the environment and reduce our costs.

21. Q: AM I OBLIGED TO CONSENT TO ELECTRONIC DELIVERY?

A: **No.** Electronic delivery is voluntary. If, as a registered shareholder, you do not consent to being notified by email that documentation is available on our website, you will continue to receive such documentation by mail.

22. Q: IF I CHOOSE ELECTRONIC DELIVERY, WHEN WILL IT BECOME EFFECTIVE?

A: If you choose electronic delivery, you will be notified by email of the availability on our website (www.emergis.com/en/investors) of documentation starting with the financial results for the second quarter of 2006.

23. Q: HOW CAN I CHOOSE ELECTRONIC DELIVERY?

A: **(1) If you are a registered shareholder,** by completing and returning the accompanying form entitled Consent to Electronic Delivery of Documents for Registered Shareholders of Emergis Inc. to our transfer agent CIBC Mellon Trust Company by mail in the enclosed prepaid envelope or by fax at 416-643-3136 or 1 866 781-3111 (toll-free within North America only); **(2) if you are a non-registered shareholder,** by following the instructions provided by your nominee.

24. Q: CAN I DECLINE TO RECEIVE ANNUAL AND INTERIM FINANCIAL STATEMENTS?

A: You will have received with this Management Proxy Circular a form through which you can specify whether you wish to continue to receive our annual financial statements, interim financial statements and related Management's Discussion and Analysis. Beneficial shareholders who wish to continue to receive either the annual financial statements or the interim financial statements or both and related Management's Discussion and Analysis must complete and return a form sent by, or on behalf of their nominee. Otherwise you will be deemed to have elected not to receive these documents. Registered shareholders will continue to receive the annual financial statements and related Management's Discussion and Analysis unless they complete and return this form indicating expressly that they do not wish to receive the annual financial statements and related Management's Discussion and Analysis. For interim financial statements and related Management's Discussion and Analysis, on the contrary, if, as a registered shareholder, you do not complete the form, you will be deemed to have elected not to receive them.

BUSINESS TO BE TRANSACTED AT THE MEETING

(See Notice of 2006 Annual General Meeting)

PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2005, and the report of the auditors thereon will be placed before the Meeting. The consolidated financial statements are included in our 2005 Annual Report which was sent to shareholders who requested it. Our 2005 Annual Report is available on SEDAR (www.sedar.com) as well as on our website (www.emergis.com).

ELECTION OF DIRECTORS (see ITEM 1 on proxy form)

Seven Directors are to be elected to hold office until the close of the next annual meeting of shareholders or until they otherwise cease to hold office. The Board is now composed of eight Directors. Mr. Calin Rovinescu will not stand for re-election. Nominees for the position of Director are all current Directors. All nominees have formally established their eligibility and willingness to serve as Directors. A record of attendance by each Director at meetings of the Board and its Committees during the twelve (12) months ended December 31, 2005 is set out in Schedule "A" to this Management Proxy Circular (the "**Circular**").

Except where authority to vote on the election of one or more nominees as Directors is withheld, the persons named in the enclosed proxy form intend to vote FOR the election of the persons nominated in this Circular. If prior to the Meeting, any of the nominees should become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion to vote for a properly qualified substitute.

NOMINEES FOR ELECTION AS DIRECTORS

The following table lists for each person proposed for election as Director the name, principal occupation or major positions and offices with us and our affiliates, the length of service as a Director, the number of common shares of Emergis he beneficially owns, controls or directs and the number of Emergis share units, share rights and stock options he holds[1]. Each Emergis share unit is equivalent in value to one Emergis common share. Share units are governed by the Directors' Share Unit Plan. For details, refer to "Directors' and Officers' Compensation – Compensation of Directors - Directors' Share Unit Plan" in this Circular. Each nominee for the position of Director has occupied the principal occupation indicated vis-à-vis his name or a management function with the same company or an affiliated company for at least five (5) years except for Messrs. Monty and Zambonini whose other functions are described opposite their name. The nominees' experience is described in a brief summary. The boards of public companies on which nominees currently serve are also mentioned.

Pierre Ducros, Eng. Montréal, Québec Age 66 Director since January 1997 Chairman of the Human Resources and Corporate Governance Committee Common Shares 69,500 Share Units 48,145	**Corporate Director** Mr. Ducros was, until 1996, Chairman, President and Chief Executive Officer of DMR Group Inc., an information technology company, which he co-founded in 1973. Prior to that, he held a variety of management positions at IBM Canada Limited. Mr. Ducros holds an engineering degree from McGill University. Mr. Ducros is also a Director of Cognos Incorporated, Manulife Financial Corporation, nStein Technologies Inc., RONA Inc. and Telus Corporation.

1 As we have no knowledge of the number of common shares beneficially owned, controlled or directed by each proposed nominee, the information has been furnished by the respective nominees individually.

François Côté[2] Beaconsfield, Québec Age 47 Director since November 2004 Common Shares 10,800 Share Rights[3] 70,434 Stock Options 150,000	**President and CEO of Emergis Inc.** Mr. Côté has been with Emergis since 1998, first in a corporate role and then as Executive Vice-President of the Health Solutions Group (Canada) and later as President of the Health Solutions Group (North America) until the sale of these operations in March 2004. Prior to joining Emergis, Mr. Côté held a variety of management positions during a career that spanned 16 years at Bell Canada. He holds a Bachelor's degree in Industrial Relations from Laval University.
J. Spencer Lanthier, CM, FCA Toronto, Ontario Age 65 Director since February 2003 Chairman of the Audit Committee Common Shares 10,000 Share Units 18,170	**Corporate Director** Mr. Lanthier was Chairman and Chief Executive Officer of KPMG Canada, and a member of the International Executive Committee of the Board of KPMG from 1993-1999. Prior to that, Mr. Lanthier held various senior positions within KPMG Canada. He is a Chartered Accountant. Mr. Lanthier is a Director of TSX Group Inc., Bank of Canada, Gerdau Ameristeel Corporation, EllisDon Corporation, Zarlink Semiconductor Inc., RONA Inc., and Torstar Corporation.
Peter C. Maurice[4] London, Ontario Age 68 Director since June 2004 Member of the Audit Committee and the Human Resources and Corporate Governance Committee Common Shares 40,000 Share Units 21,448	**Corporate Director** Mr. Maurice held increasingly senior positions at Canada Trust, culminating in his appointment as President and Chief Executive Officer in 1990. Mr. Maurice retired as Vice-Chairman of CT Financial Services Inc. in 1998. Mr. Maurice holds an engineering degree from the University of Western Ontario and a MBA from York University. Mr. Maurice is a Director of DOFASCO Inc.

2 For more detailed information with respect to Mr. Côté's principal occupations over the last five years, see note 1 to the Summary Compensation Table under "Directors' and Officers' Compensation" in this Circular.

3 Each Emergis share right gives the right to the holder to receive a common share of Emergis after a specified vesting condition is met. For details, refer to "Directors' and Officers' Compensation – Report on Executive Compensation – Long-Term Compensation – Share Rights' Plan" in this Circular. A grant of share rights having a value of $270,072 was made to Mr. Côté on February 17, 2006. The actual common shares underlying this grant were not yet purchased by the plan trustee on the date of this Circular.

4 Mr. Peter C. Maurice was a Director of Silcorp Ltd. which filed for protection in 1993 under the *Companies' Creditors Arrangement Act*. Mr. Maurice was appointed as member of the Audit Committee on February 17, 2006.

Jean C. Monty[5] Montréal, Québec Age 58 Director since June 2004 Chairman of the Board of Directors Member of the Human Resources and Corporate Governance Committee Common Shares 4,643,700	**Corporate Director** Mr. Monty was President and Chief Executive Officer of BCE Inc. from May 1998 to April 2000 and then Chairman of the Board and Chief Executive Officer until April 2002 when he retired after a 28-year career in the BCE group. From 1992 to 1997, he held executive positions at Nortel Networks Corporation, including the position of Vice-Chairman and Chief Executive Officer. Mr. Monty holds a Master of Arts in economics from the University of Western Ontario and a MBA from the University of Chicago. Mr. Monty is a Director of Bombardier Inc. and Fiera Capital Inc.
Eric Rosenfeld[6] Harrison, New York Age 48 Director since July 2004 Member of the Audit Committee Common Shares 190,400 Share Units 22,254	**President and Chief Executive Officer of Crescendo Partners, L.P. (an investment firm)** Mr. Rosenfeld is President and Chief Executive Officer of Crescendo Partners, L.P. which he formed in 1998. Crescendo Partners, L.P. is a New-York based investment firm which is an affiliate of Crescendo Partners, L.P. Series M which owns 13,649,300 common shares of Emergis or 14.8% of the outstanding common shares. Prior to forming Crescendo, he held managing positions at CIBC Oppenheimer and its predecessor company, Oppenheimer & Co., Inc. for fourteen years. Mr. Rosenfeld holds a MBA from Harvard University and an A.B. degree in economics from Brown University. Mr. Rosenfeld is Chairman, Chief Executive Officer and President of Arpeggio Acquisition Corporation, Chairman of CPI Aerostructures, Inc., Chairman of Computer Horizons Corp. and a Director of Sierra Systems Group Inc. and Geac Computer Corporation Limited.
Ron Zambonini Ottawa, Ontario Age 59 Director since June 2004 Member of the Human Resources and Corporate Governance Committee Share Units 20,527	**Corporate Director** Mr. Zambonini held increasingly senior positions at Cognos Incorporated, mainly in research and development, culminating in his appointment as President and Chief Executive Officer of Cognos in 1995, a position that he held until June 2004. Cognos delivers software relating to business intelligence and corporate performance management. Prior to joining Cognos in 1989, he held positions in various technology companies. Mr. Zambonini is a Director of Reynolds & Reynolds and of Computer Associates and the Chairman of the Board of Cognos.

5 Mr. Jean Monty was a director or executive officer of Teleglobe Inc. and certain of its affiliates during the year preceding May 15, 2002, the date when Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

6 Mr. Rosenfeld was a director of Hip Interactive Corp in 2005 while a cease trade order was issued on the basis that such company did not file its year-end financial information. Mr. Rosenfeld then resigned from the Board. An interim receiver was later appointed.

APPOINTMENT OF AUDITORS (see ITEM 2 on proxy form)

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors until the close of the next annual meeting. **The Board of Directors recommends that Deloitte & Touche LLP, Chartered Accountants, be re-appointed as auditors.**

Deloitte & Touche LLP have been our auditors since May 10, 2000. Prior to that, Raymond Chabot Grant Thornton, Chartered Accountants, had been our auditors from 1988 to May 10, 2000.

The persons named as proxyholders in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Deloitte & Touche LLP as auditors unless the holder of common shares who has given such proxy has directed that the common shares be withheld from voting.

AUDITORS FEES

The following table sets forth the fees paid by Emergis and our subsidiaries to Deloitte & Touche LLP for services rendered in the past two years:

Deloitte & Touche LLP	2005	2004
Audit fees	$ 891,190	$1,287,926
Audit-related fees	$ 281,719	$ 877,022
Tax fees	$ 28,350	$ 196,420
	$1,201,259	$2,361,368

Audit fees paid to Deloitte & Touche LLP are for the audit and review of our financial statements and other services in connection with our statutory and regulatory filings.

Audit-related fees paid to Deloitte & Touche LLP in 2004 and 2005 include fees relating to various audits regarding internal controls and to translation services for our annual and interim financial disclosure documents. In addition, in 2004, audit-related fees included special audits in connection with the sale of the Corporation's wholly owned subsidiaries in the United States, namely BCE Emergis Corporation and National Health Services, Inc.

The audit-related fees in 2004 do not include an amount of $549,450 for specific audits related to BCE Emergis Corporation, which have been reimbursed to us by MultiPlan, Inc., the acquirer of the shares of BCE Emergis Corporation, pursuant to the terms of the share purchase agreement.

Tax fees include fees relating to tax compliance and commodity tax advice.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence. The Audit Committee has adopted a policy that prohibits the Corporation from engaging the auditors for "prohibited" categories of non-audit services and requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services.

CHARTER OF THE AUDIT COMMITTEE

The Audit Committee operates pursuant to a charter that was last amended and approved by the Board on February 17, 2006, a copy of which is attached as Appendix A to the Corporation's Annual Information Form dated March 7, 2006. Our Annual Information Form is available on SEDAR (www.sedar.com) and on our website (www.emergis.com). It also includes details on the composition and activities of the Audit Committee in the section entitled "Audit Committee". The mandate of the Audit Committee is to assist the Board in its oversight of the following:

- the integrity of the Corporation's financial statements and related information;
- the Corporation's compliance with applicable legal and regulatory requirements as well as business ethical standards;
- the independence, qualifications and appointment of the shareholders' auditors;
- the performance of the Corporation's internal auditor and shareholders' auditors;
- management responsibility for financial disclosure and reporting on internal controls; and
- risk management policies and procedures and the retirement benefit programs.

The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.

OTHER BUSINESS

The Chairman of the Meeting will invite management to report on recent events of significance to the Company and on other matters of interest to shareholders and will invite questions and comments from you.

DIRECTORS' AND OFFICERS' COMPENSATION

Report on Executive Compensation

The Human Resources and Corporate Governance Committee (the "**HRCGC**" or the "**Committee**") of the Board of Directors (the "**Board**") is responsible for the administration and the periodic assessment of our human resources programs and corporate governance policies to ensure they continue to support our business strategy and deliver shareholder value.

Specifically, the Committee assists the Board in:

- Developing and implementing the Corporation's corporate governance guidelines; identifying individuals qualified to become Board members; determining the composition of the Board of Directors and its Committees and the Director's remuneration for Board and Committee service, as well as developing and overseeing a process to assess the Board and Committees' effectiveness and the performance of Chairs and individual Directors;
- Overseeing the appointment, compensation, performance and succession of the President and CEO, all officers and other management personnel, including reviewing any major changes to the Corporation's benefit, incentive and retirement plans; and
- Reviewing and interpreting the Corporations' Code of Business Conduct and other related policies and recommending changes as deemed appropriate.

The HRCGC is composed of a minimum of three members which must be independent in accordance with applicable rules. The quorum is of two members and questions are decided by a majority of the votes cast except where only two members are present, in which case any question is decided unanimously. The Committee must meet separately in the absence of management at each regularly scheduled meeting. The Committee reports regularly to the Board on its activities and recommendations.

The full Charter of the HRCGC is attached as Appendix B to the 2005 Annual Information Form of the Corporation and can be found on our website.

For some of the activities mentioned above, we retain services of an external independent consulting firm – Towers Perrin. This firm provides us with market data benchmarking for both executive and Directors' total compensation and makes recommendations on total compensation and incentive plan design changes. Towers Perrin is also being retained from time to time to offer certain services for our benefits and retirement plan administration, usually involving an annual review of our "flexible benefits" program, a periodic assessment of the retirement fund performance and a compliance audit of our retirement plans.

Composition of the Human Resources and Corporate Governance Committee

As of February 16, 2006, the members of this Committee were Messrs. Pierre Ducros, Peter Maurice, Jean Monty and Ron Zambonini. Mr. Ducros is the Chairman of the HRCGC.

All members of the HRCGC are independent directors as defined under National Policy 58-201 of the Canadian Securities Administrators.

The Committee met six (6) times during 2005.

Compensation Philosophy

The objectives of our executive compensation programs are to assist in attracting highly qualified executives from the technology industry and to retain and motivate them to achieve performance objectives consistent with creating shareholder value.

Based on the strategic review of the business at the end of 2004, this Committee re-examined our compensation policy and consequently revised our total compensation offering to reinforce the alignment with shareholders' interests, the

focus on shareholder value creation and pay for performance by replacing annual stock option grants with a restricted stock incentive plan. Thus, effective 2005, executives are entitled to annual incentive awards payable in cash and restricted stock. The restricted stock incentive plan represents a medium to long-term incentive program designed to align the interests of our Corporation's executives with those of our shareholders through the ownership of shares, and to enhance our ability to attract, motivate and retain key executives. At the same time, the design of the plan supports the philosophy of linking an important portion of executives' total compensation to corporate results.

In this document, our senior executives whose compensation is set forth under the Summary Compensation Table are referred to as the **"Named Executive Officers"**.

Total Compensation

Effective 2005, the total compensation package of our executives consists of base salary, annual incentives payable in cash (short-term incentive) and restricted stock (medium to long-tem incentive) and benefits and perquisites.

Our total compensation policy for 2005 and 2006 has been set reflecting our current level of revenue and is based on a group of 50 Canadian and U.S. technology companies that were selected on the basis of being providers of e-business services, software and wireless application solutions, and professional services. Most of these companies are publicly traded and their 2004 revenue levels ranged from $59 million CAD to $1.1 billion CAD, with a median of $293 million CAD for Canadian companies.

Base salaries of our executives are positioned at the median (or 50th percentile) of the Canadian market, whereas annual short-term and long-term incentives are positioned at the median of the combined Canadian and U.S. markets. Benefit and perquisite levels are positioned around the median of the Canadian market.

Towers Perrin, an external consulting firm, has been retained to periodically conduct a competitive market assessment of our total compensation in light of our policy and to report its findings to this Committee on an annual basis.

Base Salaries

All positions at Emergis are classified into six (6) bands according to the level of decision-making they involve. The executive positions are classified in the top two bands of our structure based on their scope and responsibilities. Each band has four (4) market reference points, also called anchor points. Each anchor point has a salary range, which is defined by a minimum, a midpoint and a maximum. To determine the anchor point for a position, the position is assigned a salary survey job match based on the job content and responsibilities. The job match helps to define the range of pay offered by our competitors as reflected by the market survey data. For senior executives, this analysis is conducted by Towers Perrin using our comparator group described above and adjusting the market data to our revenue size. Once the competitive market pay is determined, the position is then attached to the closest anchor point.

Actual base salaries of employees are set considering the position's salary range (i.e., the competitive market pay level) and employee skills, competencies and performance. Base salaries of employees are reviewed on an annual basis taking into consideration the Emergis' financial situation, employee's performance and market data. Following the repositioning of our total compensation to align with our current level of revenue, the salary ranges for executives for 2005 were revised downward. Consequently, the base salaries of all executives were frozen for the year 2005.

Following the above approach for the salary setting, upon the appointment of Mr. Comeau as Chief Financial Officer on June 27, 2005, his base salary was set at $240,000.

The salary details for the President and CEO are described in a separate section of this report under "President and CEO's Compensation".

Annual Short-term Incentive Awards

At the end of 2004, as part of the overall total compensation policy review, this Committee adopted a new incentive plan, which combines short and long-term incentive elements of total compensation and replaces annual stock option grants with grants of restricted stock or share rights. For 2005, the incentive targets for executives range from 50% to 110% of base salaries with a portion payable in cash and a portion payable in share rights. For 2006, following a periodic review of our total compensation conducted by Towers Perrin and described under "Total Compensation", the incentive target for executives, except for the President and CEO, has been revised from 50% to 60% of base salary to align with the market median of our comparator group.

The 2005 incentive plan provides for a cash portion to be based on a profit incentive formula where a certain percent of earnings before interest, tax, depreciation and amortization ("EBITDA[7]") above a set threshold for the year is

[7] The term *EBITDA* does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other issuers. We define it as earnings before depreciation, amortization of intangible assets, interest, gains or losses on sale of assets, gain or loss on foreign exchange, other income or expenses and income taxes.

allocated to a fixed bonus pool. In other words, the bonus pool is based on a sharing of profit between shareholders and employees. There are two levels for the pool - the first one is shared by all employees and the second one is shared only by employees with an exceptional performance rating and senior executives up to the double of their bonuses at target if EBITDA exceeds a set amount. The bonus pool is distributed according to individual performance. Part of the second level pool may be re-allocated to the first level pool.

The restricted stock component is paid according to a new restricted stock incentive program, which is based on corporate and individual performance. The corporate performance is assessed on the basis of quantifiable financial and customer satisfaction targets. Quantifiable financial targets include revenue (30% weight) and EBITDA (50% weight). Customer satisfaction (20% weight) is measured based upon the results of the Customer Value Index following a survey of customers performed by an external firm. There is a minimum EBITDA level set to allow for incentive payouts. The individual factor is evaluated on the basis of individual objectives set at the beginning of the year (for details on our performance management process, refer to the "Executive Performance Management System" and "President and CEO's Compensation" sections below). Based on the achievement of the above targets, this Committee determines the size of the restricted stock incentive awards. The calculation of each individual award is based on a formula, which adds the corporate performance factor (60%) and the individual factor (40%). Actual awards may vary between zero and a maximum of twice the target award according to the achievement of the above factors. The incentives under this plan are paid out in share rights vesting fully two (2) years from the date of grant according to the Share Rights' Plan (see "Medium to Long-term Compensation – Share Rights' Plan" below).

To ensure the focus on operational results, the bonus calculation of certain senior executives with responsibilities for a business line operation has been revised for 2006. Therefore, effective 2006, the cash portion of the bonus for senior line/sales executives will be based 50% on corporate and 50% on business line results. The corporate results factor is based solely on corporate EBITDA, whereas the business line factor is based as to 50% on business line revenue and the balance on business line EBITDA. There will be a minimum EBITDA level set to allow for incentive payouts. Similarly, the restricted stock portion of the bonus for these executives will include business line metrics and will be based on a formula, which adds the corporate performance factor (30%), business line performance factor (30%) and the individual factor (40%). The business line factor is assessed on the same measures as the corporate factor, i.e., EBITDA (50% weight), revenue (30% weight) and customer satisfaction (20% weight), with the achievement being measured at the business line level.

For details on the 2005 incentive awards for the Named Executive Officers, refer to the sections "Executive Performance Management System" and "President and CEO's Compensation" in this Circular.

In addition, special short-term incentive awards may be granted either based on contractual commitments which are usually dependent on the achievement of certain objectives or to recognize the exceptional contribution of an executive. In 2004, selected Named Executive officers received special bonuses for their contribution related to the closing of certain transactions (refer to "Directors' and Officers' Compensation - Executive Compensation - Summary Compensation Table" in this Circular for details).

Medium to Long-term Compensation

Stock Option Plan

The Stock Option Plan (the **"Plan"**) has been established for employees who, in the opinion of the Board, are contributing to the corporation's success. From 2000 to 2004, the compensation policy contemplated the grant of stock options at the time of hire and on an annual basis. Under this policy, the annual stock option awards were granted at the beginning of a financial year, and stock option awards varied according to (i) salary band (target grant) and (ii) individual performance during the previous financial year (performance grant). In recommending grants of options, this Committee did not generally take the value of outstanding options into consideration.

Under the compensation policy effective 2005, annual stock option grants were replaced by awards of restricted stock. In addition, stock options granted at the time of hire were discontinued. However, stock options may still be granted in certain cases if so decided by the Board. Accordingly, the Board granted Mr. Comeau options to purchase 25,000 common shares at an exercise price of $3.13 upon his appointment as Chief Financial Officer in June 2005.

In November 2005, the Board awarded a special one-time grant of 361,000 performance-based stock options to 27 key employees to recognize their role in the execution of a new 3-year strategic plan approved by the Board at the same time and to motivate their efforts in its successful delivery. The performance-based vesting features of this grant strongly reinforce and are in line with our philosophy of linking executives' compensation to corporate results and

individual performance. The grant details for the Named Executive Officers are provided in the Summary Compensation Table. Options under this special grant may be exercised at any time on or after February 1, 2009 with the participant being able to purchase up to 100% of the total number of optioned shares only if a) the compound annual growth rate for either total Company or Health revenue achieves a certain threshold over the next three years compared to the 2005 actual results AND b) at the time of exercise, the closing price of Emergis shares on the Toronto Stock Exchange (the "**TSX**") must have met or exceeded a target price threshold of $8 for at least 21 consecutive trading days during the 12-month period preceding the date of exercise. Options under this special grant shall be exercisable up to and including December 31, 2010, subject to earlier termination as provided in the Plan. Except as described above, the Plan terms and conditions described below apply to this special grant.

The exercise price of an option granted under the Plan cannot be less than the closing price of our common shares on the TSX on the last trading day prior to the effective date of the grant of the option, and is payable in full upon exercise, except in connection with options of acquired businesses which may be converted into options to purchase Emergis common shares, with the exercise price set in order to maintain the optionees' economic position, which may result in an exercise price lower than the then market price for Emergis common shares.

The period during which options may be exercised is six (6) years from the date of their grant (the "**Option Period**"), except as shortened by the participant's ceasing to be an employee or under special circumstances, as the case may be. Options vest over four (4) years with 25 per cent becoming exercisable two (2) years after the date of the grant, an additional 50 per cent three (3) years after the date of the grant, and 25 per cent four (4) years after the date of the grant.

Notwithstanding the foregoing, in the event of a change of control of the Corporation, all outstanding options, including those with performance-based conditions, would vest and participants would have the right to exercise the entire unexercised portion of their options. However, for options granted after July 24, 2001, such accelerated vesting would occur only if the participant's services are terminated, other than for cause, or by the participant for a valid reason, within 18 months following such change of control. Participants have 90 days after the date of their termination to exercise their vested options. For options granted on or after July 24, 2001 but before January 15, 2004, the definition of change of control includes a sale, exchange or disposition of all or substantially all of our assets. Our Board of Directors established February 26, 2004, being the date of the Special Meeting of Shareholders of Emergis at which a special resolution was passed approving the sale of BCE Emergis Corporation to MultiPlan, Inc., as the effective date of the change of control for the purpose mentioned above. The sale by BCE Inc. of its interest in Emergis did not result in a further change of control for the purpose of the Plan.

Rights under the Plan are not transferable except as provided in the Plan in the case of death, and during the life of a participant any rights may be exercised only by that participant.

A participant cannot hold options on more than 5% of the outstanding shares of the Corporation. In the event that a participant's employment with the Corporation is terminated for any reason whatsoever, including death during the Option Period, all unvested options held by the participant as of the date of employment termination are forfeited on such date, unless this Committee decides otherwise.

This Committee has the right to interpret the Plan and may from time to time establish, amend or rescind rules and regulations required for carrying out the Plan. The Board of Directors has the right to amend, modify or terminate the Plan at any time and when it is advisable at the absolute discretion of the Board of Directors. However, any amendment of the Plan which would a) materially increase the benefits under the Plan, b) materially increase the number of shares which would be issued under the Plan, or c) materially modify the requirements as to eligibility for participation in the Plan can be effective only upon the approval of our shareholders. Other regulatory requirements would apply to changes to the Plan.

In the event there is any change in the shares of the Corporation through subdivisions, consolidations or exchanges of shares or otherwise, the number of shares available for options, the shares subject to any option and the option price are adjusted by the Board as appropriate. Accordingly, following a one-time special cash distribution of $1.45 per share by way of return of capital on June 30, 2004, the exercise price of all outstanding stock options on June 25, 2004 was reduced by $1.47 by the Board effective July 2, 2004. This amount was based on a calculation agreed upon between the Corporation and the TSX taking into account the average trading price of the Corporation's shares before and after June 23, 2004, being the record date for the one-time special cash distribution.

Share Rights' Plan

On September 10, 2004, our Board of Directors adopted a restricted stock plan called the Share Rights' Plan (the "**SR Plan**") for Corporation's employees and executives. The purpose of the SR Plan is to align the interests of our employees with those of our shareholders through the ownership of shares, and to enhance our ability to attract, motivate and retain key employees. Employees having a certain responsibility level (i.e., classified in certain salary

bands) are entitled to share rights ("**SRs**") according to a set percentage of their base salary (based on their salary band) and to a formula set by our Board of Directors at the beginning of each year (see "Annual Short-term Incentive Awards" for details). In addition, our Board of Directors may from time to time authorize special grants of SRs to employees. Each SR represents a right to receive a fully paid Emergis common share once the vesting condition pertaining to that share is fulfilled. The vesting condition is the participant's continuous employment at Emergis for a period of two (2) years starting from the date of the SR award or as otherwise decided by this Committee. In the event that a participant is terminated for cause or resigns for other than a valid reason (as defined in the SR Plan) during the vesting period, the participant's SRs are forfeited, unless this Committee decides otherwise. In the event of a participant's retirement, death or long-term disability, the participant's unvested SRs vest on a pro-rated basis. The SR Plan provides that unvested SRs will vest upon an acquisition of control of Emergis for cash consideration (as defined in the SR Plan). In the event of a change of control of a subsidiary (as defined in the SR Plan), the unvested SRs of participants employed by that subsidiary who are not transferred to Emergis or a subsidiary vest on a pro-rated basis based on the passage of time from the SR grant date relative to the vesting period. Notwithstanding the foregoing, upon a participant's termination without cause or resignation for a valid reason (as defined in the SR Plan), all unvested SRs of such participant vest in their entirety.

SRs are not transferable except as provided in the SR Plan in the case of death. Participants do not have a right to vote nor to receive dividends, including extraordinary cash dividends, return of capital or other distributions from the Corporation. However, an appropriate adjustment is made to the number of SRs upon payment of such distributions, and in the event of any share split, stock dividend, combination or exchange of shares, or similar event.

At the end of 2004, our Board of Directors awarded 190,000 SRs to key executives, including some Named Executive Officers, to emphasize their focus on shareholder value creation and for retention purposes. The vesting condition with respect to these SRs is three (3) years. The Board also granted 64,000 SRs to Mr. Côté on November 17, 2004 under his contract of employment. These shares also vest in three (3) years.

The shares underlying the SRs are purchased upfront by a trustee and held in trust until the vesting condition is satisfied.

Benefits and Perquisite Plans

We offer a "flexible benefits" program that allows all employees to choose the level of benefit and the type of benefit coverage according to their preferences and needs. The program includes medical, dental, life and disability insurance, a deferred profit sharing plan (see below for details) and an employee share purchase plan. The executives participate in the same programs (except as mentioned in this Circular) as other employees and in addition, are also eligible for personalized health care services.

We do not offer any defined benefit or supplemental executive retirement plans. Instead, executives may either contribute to our Group Registered Retirement Savings Plan or deposit some of their flexible benefit credits into our Deferred Profit Sharing Plan, which represents a registered plan with a trustee used for retirement purposes. For Mr. Côté, we contribute a certain portion of his flexible credits into his private RRSP.

The perquisites offered to our executives are comparable to practices of similar IT companies and typically include club memberships, paid parking, etc.

Executive Performance Management System

There is a formal process in place to set and evaluate individual objectives for each employee, including the Named Executive Officers on an annual basis. Prior to 2006, the objectives for the President and CEO's direct reports were set by the President and CEO. Effective 2006, all objectives of senior executives are also approved by this Committee. The objectives of Mr. Côté are set by this Committee and the Board. Following the end of each fiscal year, this Committee conducts an assessment of the performance of each executive for the year, as measured against the set objectives.

We strongly believe that executive compensation should be closely tied to the overall Company performance and success, and executives be rewarded for the delivery of continued shareholder value. Therefore, financial measures have a significant weight in the executive objectives (around 70%) and in the overall performance assessment. Each Named Executive Officer is thus evaluated based on the Company EBITDA and revenue results for the year. Effective 2006, the business line/sales executives are also evaluated upon the EBITDA and revenue results of their individual business lines. The thresholds and targets for both Company and business line financial results are set at the beginning of each year, and the performance against the objectives is tracked throughout the year and assessed based on actual results following the year-end.

To ensure that executives also focus on measures that not only deliver short-term financial results, but also contribute to the long-term success of our Corporation, executives are also evaluated upon their achievements of strategic, customer and operational objectives. These measures typically include: growth through acquisitions, client retention,

signing of new deals, and improvement of customer satisfaction and employee engagement. The individual performance evaluation is a factor that helps determine the payouts under the restricted stock incentive plan.

In 2005, due to an optimization of our cost structure and a strong focus on profitability, we significantly improved our EBITDA results compared to the previous years ($28.4M in 2005 versus $8M in 2004). The actual 2005 EBITDA results exceeded the level set for the second bonus pool distribution and allowed for the maximum payout of both bonus pools for the year. Therefore, all Named Executive Officers, except for Mr. Gutpell who does not participate in the senior executive bonus plan, have exceeded this objective reaching a maximum payout and thus their cash bonuses were paid at 200% of their bonuses at target.

The actual restricted stock awards ranged from 112% to 149% of target for the Named Executive Officers. The overall achievement of the corporate factor (60% weight) was based on the corporate EBITDA target being exceeded and the customer satisfaction target being met. The results were mitigated by the fact that the revenue target was not met. The individual performance factor (40% weight) was based on the individual performance assessments of each Named Executive Officer for 2005.

For a detailed analysis of the 2005 performance assessment of the President and CEO, refer to the section "President and CEO's Compensation below.

President and CEO's Compensation

Upon his appointment as President and CEO on November 1, 2004, Mr. Côté's base salary for 2004 and 2005 was fixed at $300,000 or 83% of the market median based on the competitive market data to reflect Mr. Côté's being new to the position. For 2006, the base salary of Mr. Côté has been reviewed and adjusted to $335,000 to reflect Mr. Côté's performance in 2005 and to bring his salary closer to the median of the comparable market ($361,000).

Other elements of Mr. Côté's total compensation are consistent with those offered to other executives, i.e., annual incentive plan payable in cash and restricted stock and benefits and perquisites. The annual incentive target for the President and CEO is set at 110% of base salary, in line with our revised compensation policy for 2005, with 45% payable in cash and 55% payable in share rights. Under his contract of employment, Mr. Côté was awarded 64,000 SRs on November 17, 2004 with the vesting period being three (3) years. In November 2005, Mr. Côté received 100,000 stock options under the special performance-based grant awarded in connection with the execution of the new 3-year strategic plan.

The objectives of Mr. Côté are set and reviewed by this Committee and the Board. For 2005, Mr. Côté's objectives included:

- Financial results, specifically EBITDA and revenue results (70%)
- The disposition of certain assets and growth through acquisitions (18%)
- Clients, specifically customer satisfaction results, retention of certain clients and signature of new deals (12%)

In February 2006, this Committee and the Board reviewed Mr. Côté's performance and overall Company performance for 2005 considering the following financial indicators:

(in $ mil.)	2005 Results	2004 Results
Revenue	159	197
EBITDA	28.4	8
EPS[8] from continued operations	0.03	(0.72)
EPS total	0.12	(0.60)

The achievement of non-financial measures by Mr. Côté included:

- Successful sale of US eLending for $13.8 million USD
- Acquisitions of the NDC Health Corporation's Canadian claims processing and pharmacy systems businesses
- High level of integration of the two NDC acquisitions, thus strengthening Emergis' position in the claim processing and pharmacy solutions areas and bringing the number of pharmacies whose operations we support to 2,600, representing about one third of pharmacies in Canada
- Creation of shareholder value through the substantial issuer and normal course issuer bids, which resulted in the cancellation of 10.1 million shares outstanding
- Development and adoption of a new 3-year strategic plan, followed by extensive employee meetings and a shareholder marketing program to explain the current state of Emergis' operations and its future prospects

[8] Earnings per share

- High level of customer satisfaction results and retention of all top clients

Further to an assessment of his performance against his 2005 objectives and according to the guidelines of our annual incentive plan, Mr. Côté received $297,000 (or 200% of the target) as cash bonus since the actual 2005 EBITDA results exceeded the level set for the second bonus pool distribution and allowed for a maximum payout. Mr. Côté also received $270,072 in restricted stock (or 149% of the target) based on the fact that the corporate EBITDA and individual non-financial targets were exceeded and the customer satisfaction target was met. The overall achievement was mitigated by the fact that the revenue target was not met.

For 2006, this Committee and the Board have set the following objectives for Mr. Côté:

- Meet the set financial results, specifically EBITDA and revenue targets (70%)
- Grow the business though acquisitions (9%)
- Improve customer satisfaction (7%)
- Retain certain key clients and sign certain specific deals (11%)
- Increase employee engagement (3%)

Retention Arrangements

In the Spring of 2003, arrangements were put in place to assist in retaining and motivating certain key senior executives then in office in the context of the strategic review of the business initiated at that time. Such review culminated in the sale of our US Health operations in March 2004. BCE Inc. later sold its interest in Emergis (see "Executive Compensation - Employee Agreements and Change of Control Agreements" in this Circular for details). The scope of these arrangements was based on market practices in similar circumstances. Payouts under these arrangements in 2004 and beginning of 2005 are set forth in the Summary Compensation Table.

Share Ownership Guidelines

In March 2003, the Board of Directors introduced share ownership guidelines applicable to executives. Under these guidelines, executives are required to own common shares of Emergis having a value (calculated as the higher of the current market value or the original purchase price) of not less than a multiple of base salary, ranging from one (1) time to three (3) times for the President and CEO. Executives are expected to reach this share ownership level within six (6) years.

As of December 31, 2005, two Named Executive Officers (Mr. Filion and Ms. Mercier) had reached their share ownership target. Other Named Executive Officers are below the required levels, as they have been appointed to their officer positions recently, either at the end of 2004 or during 2005.

When calculating the number of Emergis common shares held by an executive for purposes of these guidelines, share rights are included as well.

Conclusion

It is our view that the total compensation of the Named Executive Officers for 2005 was appropriate relative to compensation levels in our comparator group and considering the significant progress in financial performance delivered. We also believe that the special grant of performance-based stock options made at the end of 2005 will reinforce the continued creation of shareholder value.

Report presented by the Human Resources and Corporate Governance Committee

Pierre Ducros (Chairman)
Peter Maurice
Jean Monty
Ron Zambonini

February 16, 2006

Shareholder Return Performance Graph

The graph below compares the yearly percentage change in the cumulative total shareholder return on our common shares against the cumulative total shareholder return of the S&P/TSX Composite Index for the five-year period commencing December 31, 2000 and ending December 31, 2005.*



Five-year Cumulative Total Return on $100 Investment
$200
$100
$0
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Emergis Inc.
S&P/TSX Composite

	Dec. 31, 2000 ($)	Dec. 31, 2001 ($)	Dec. 31, 2002 ($)	Dec. 31, 2003 ($)	Dec. 31, 2004 ($)	Dec. 31, 2005 ($)
Emergis Inc.	100.0	103.4	16.9	12.5	11.3	12.7
S&P/TSX	100.0	87.4	76.6	96.9	111.1	138.2

* Assumes that the initial value of the investment in the common shares and in the S&P/TSX Composite Index was $100 on December 31, 2000, and that all subsequent dividends were reinvested. All prices for our common shares were taken from the TSX. Emergis 2004 and 2005 total shareholder return includes the special cash distribution of $1.45 per share by way of return of capital paid out on June 30, 2004. This special cash distribution is treated like a dividend, i.e., it is assumed that the cash distribution was reinvested in Emergis common shares.

Executive Compensation

The following Summary Compensation Table sets forth the compensation for the Named Executive Officers, specifically the President and Chief Executive Officer, the Chief Financial Officer, the interim Chief Financial Officer, the former Chief Financial Officer and the three other most highly compensated executive officers of the Corporation for services rendered in all capacities to the Corporation and its subsidiaries during the fiscal periods ended December 31, 2005, December 31, 2004 and December 31, 2003.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Medium to Long-Term Compensation[5]		
Name and Principal Position [1]	Year	Salary ($) [2]	Bonus ($) [3]	Other Annual Compen-sation ($) [4]	Securities Under Options/ SARs Granted (#) [6]	Shares or Units Subject to Resale Restrictions ($) [7]	All Other Compensation ($) [8]
FRANÇOIS CÔTÉ	2005	300,000	297,000	17,701	100,000	270,072	2,407
President and Chief Executive Officer	2004	124,032	98,231	5,498	50,000	258,676	574,068
	2003	285,000	55,718	151,048	–		1,945
ROBERT COMEAU	2005	120,000	144,000	–	55,000	60,384	3,663
Chief Financial Officer							
JOHN GUTPELL	2005	166,295	49,893	–	5,000	18,625	3,881
Vice President, Investors Relations and Corp. Communications and Former Chief Financial Officer (interim)							
JOHN VALENTINI	2005	77,740	–	26,505	–	–	146,290
Former Chief Financial Officer	2004	288,591	158,656	–	10,000	194,250	431,497
	2003	275,000	68,784	–	10,000	–	8,423
MARC FILION	2005	225,750	225,750	–	30,000	28,399	13,209
Executive Vice President, Sales and Marketing, Health Claims Management	2004	225,626	102,491	–	10,000	171,550	126,005
	2003	214,731	124,297	–	3,000	–	46,364
MONIQUE MERCIER	2005	222,794	133,676	–	30,000	56,055	13,571
Executive Vice President, Law and Corporate Affairs	2004	222,695	117,779	–	10,000	151,700	267,781
	2003	214,225	53,583	–	3,500	–	13,595
CARLOS CARREIRO	2005	203,000	121,800	–	30,000	51,075	4,732
Executive Vice President, Service Delivery Operations	2004	191,835	70,702	–	6,000	36,500	67,071
	2003	179,962	48,938	–	2,000	–	3,187

(1) Mr. Côté originally joined the Corporation on September 1, 1998. He was Vice-President, Mergers and Acquisitions from January 1, 1999 to July 24, 2000 when he became Senior Vice-President, Mergers and Acquisitions. Mr. Côté was Executive Vice-President, Mergers and Acquisitions from February 1, 2001 to June 1, 2002 when he became Executive Vice-President, eHealth Solutions Canada. Mr. Côté was named President, eHealth Solutions North America on October 7, 2002 and left Emergis in May 2004 following the sale of our US Health operations. He rejoined the Corporation on November 1, 2004 as President and CEO.

Mr. Comeau joined the Corporation on June 27, 2005 as Chief Financial Officer.

Mr. Gutpell joined the Corporation on March 29, 2000 as Director, Investor Relations. He served as Vice President, Investor Relations from January 1, 2004 to January 1, 2005 when he became Vice President, Investor Relations and Corporate Communications. On March 14, 2005 he assumed the functions of the Chief Financial Officer on an interim basis until the arrival of Mr. Comeau.

Mr. Valentini joined the Corporation on September 16, 2002 as Chief Financial Officer. Mr. Valentini left the Corporation on April 1, 2005.

Mr. Filion joined the Corporation on September 1, 1998 as Senior Vice President, Marketing and Communications. He was Senior Vice President, Strategic Projects and Alliances from January 1, 1999 to January 1, 2000 when he became Executive Vice President, Strategic Alliances and Business Development. On January 1, 2001, Mr. Filion was appointed Executive Vice President, Product Divestiture. Mr. Filion served as Executive Vice President, webdoxs from May 1, 2002 to December 15, 2003 when he became Executive Vice President, Complex Bids and President, webdoxs. Mr. Filion was Executive Vice President, Corporate Development from August 5, 2004 to November 1, 2004 when he was appointed Executive Vice President, Business Development and Corporate Strategy. On February 16, 2006, **Mr. Filion** was named Executive Vice President, Sales and Marketing, Health Claims Management.

Ms. Mercier joined the Corporation on May 5, 1999 as Senior Vice President, Law and Corporate Secretary. She held that position until January 1, 2002 when she became Executive Vice President, Law and Corporate Secretary. Ms. Mercier was appointed Executive Vice President, Law and Corporate Affairs on November 1, 2004.

Mr. Carreiro joined the Corporation on December 11, 2000 as Senior Vice President, Operations Network. He was Vice President, Operations and Network from March 6, 2001 to April 17, 2003 when he became Vice President, Operations. On November 2, 2004, Mr. Carreiro was appointed Executive Vice President, Service Delivery and Operations.

(2) The amount shown in 2004 for **Mr. Côté** includes salary received as President, eHealth Solutions North America and President and CEO starting in November 2004. As President and CEO, he received $46,154 in base salary and $18,231 in cash bonus for 2004.

The information for **Mr. Gutpell** is shown only for the year 2005, as in the two previous years he did not serve in the capacity of an executive officer. The amount includes a special salary adjustment of $40,000 that Mr. Gutpell received for his contribution as interim Chief Financial Officer and this adjustment is taken into account in calculation of his annual 2005 incentive awards.

(3) Amounts in this column represent cash awards, under the annual short-term incentive program. The restricted stock portion of the incentive awards for the Named Executive Officers is shown under the column "Shares or Share Units Subject to Resale Restrictions". For 2005, the actual cash awards made to the Named Executive Officers ranged from 100% to 200% of the target.

The annual incentive awards for **Mr. Comeau** for 2005 were calculated on his annualized base salary.

Based on a special agreement with **Mr. Filion**, **Mr. Filion**'s annual incentive awards are calculated considering his total incentive target being 60% of base salary, with 83% payable in cash and 17% in restricted stock.

The amounts for 2004 also include special bonuses awarded by the HRCGC to **Messrs. Côté** ($80,000), **Valentini** ($80,000), **Ms. Mercier** ($65,000) and **Mr. Carreiro** ($25,000) for their exceptional contribution related to the closing of the US Health transaction in March 2004.

In November 2004, selected Named Executive Officers also received a special bonus for their efforts during the sale by BCE Inc. of its interest in Emergis, specifically, **Mr. Valentini** $65,000, **Ms. Mercier** $50,000, and **Mr. Filion** $35,000. These bonuses were not included in this column as they were reimbursed in their entirety by BCE Inc.

(4) In the case of **Mr. Côté**, "Other Annual Compensation" for 2003 consists of perquisites and benefits primarily related to his work assignment in the United States as President, eHealth Solutions North America during 2003; specifically, $128,024 is related to the lease of an apartment and $18,024 to a car used by Mr. Côté and paid by the Corporation (converted from US dollars to Canadian dollars at the rate of $1.4015, being the average of the exchange rates in effect during 2003); also includes a reimbursement for taxes incurred as a result of receiving these benefits; and includes an amount of $5,000 representing the Corporation's contribution to his RRSP. For 2005 and 2004, the amounts include $7,225 and $5,422, respectively, being the Corporation's contributions to Mr. Côté's RRSP and $10,476 and $76, respectively, being the imputed interest benefit from an interest-free loan Mr. Côté received from the Corporation as described under "Directors and Officers' Compensation – Employment Agreement and Change of Control Agreements" in this Circular;

In the case of **Mr. Valentini**, "Other Annual Compensation" for 2005 represents an amount paid for accrued vacation at the time of his departure.

Perquisites and other personal benefits for the other Named Executive Officers are not disclosed unless the aggregate amount of such compensation is more than $50,000 and 10 per cent of their total annual base salary and bonus.

(5) There were no Long-term Incentive Plan Compensation Payouts.

(6) SARs stand for stock appreciation rights. There are no freestanding SARs granted. The numbers in this column represent options granted under the Emergis Stock Option Plan which is described under "Directors' and Officers' Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan" in this Circular.

Mr. Côté was granted 100,000 performance-based options on November 4, 2005 at an exercise price of $3.72. These options are subject to special conditions as described under "Directors' and Officer's Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan". He received 50,000 options on December 1, 2004 at an exercise price of $3.65.

Mr. Comeau was granted 30,000 performance-based options on November 4, 2005 at an exercise price of $3.72. These options are subject to special conditions as described under "Directors' and Officer's Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan". He received 25,000 options on July 1, 2005 upon his appointment at an exercise price of $3.13.

Mr. Gutpell was granted 5,000 performance-based options on November 4, 2005 at an exercise price of $3.72. These options are subject to special conditions as described under "Directors' and Officer's Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan".

Mr. Valentini was granted 10,000 options in both 2003 and 2004. All options held by Mr. Valentini have expired.

Mr. Filion was granted 30,000 performance-based options on November 4, 2005 at an exercise price of $3.72. These options are subject to special conditions as described under "Directors' and Officer's Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan". He received 10,000 options (representing the 2003 performance grant and the 2004 annual grant) at an exercise price of $5.18 on January 27, 2004 and 3,000 options (representing the performance grant for 2002) at an exercise price of $6.18 on January 28, 2003.

Ms. Mercier was granted 30,000 performance-based options on November 4, 2005 at an exercise price of $3.72. These options are subject to special conditions as described under "Directors' and Officer's Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan". She received 10,000 options (representing the 2003 performance grant and the 2004 annual grant) at an exercise price of $5.18 on January 27, 2004 and 3,500 options (representing the performance grant for 2002) at an exercise price of $6.18 on January 28, 2003.

Mr. Carreiro was granted 30,000 performance-based options on November 4, 2005 at an exercise price of $3.72. These options are subject to special conditions as described under "Directors' and Officer's Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan". He received 6,000 options (representing the 2003 performance grant and the 2004 annual grant) at an exercise price of $5.18 on January 27, 2004 and 2,000 options (representing the performance grant for 2002) at an exercise price of $6.18 on January 28, 2003.

(7) The numbers in this column represent the dollar value at time of grant of SRs under the Share Rights' Plan which is described under "Directors' and Officers' Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Share Rights' Plan" in this Circular. Aggregate holdings of SRs awarded in 2004 and their market value as of December 31, 2005 based on the closing price of Emergis common shares on the TSX of $4.10 are as follows: **Mr. Côté**: 70,434 SRs with a value of $288,779; **Mr. Filion**: 47,000 SRs with a value of $192,700; **Ms. Mercier**: 41,000 SRs with a value of $168,100; and **Mr. Carreiro**: 10,000 SRs with a value of $41,000. The value of grants made in 2006 for the year 2005 is as follows: **Mr. Côté**: $270,072, **Mr. Comeau**: $60,384, **Mr. Gutpell**: $18,625, **Mr. Filion**: $28,399, **Ms. Mercier**: $56,055, and **Mr. Carreiro**: $51,075. The actual common shares underlying these grants have not yet been purchased by the plan trustee at the time of this Circular.

52,500 share rights held by **Mr. Valentini** have expired upon his departure from the Corporation.

In the case of **Mr. Côté**, 64,000 SRs vest in their entirety on November 17, 2007 and 6,434 SRs vest in their entirety on February 1, 2007 or earlier as provided in the SR Plan in the case of termination without cause or resignation for a valid reason or in case of death, long-term disability or retirement.

All the SRs awarded to the other Named Executive Officers in 2004 vest in their entirety on September 10, 2007 or earlier as provided in the SR Plan in case of termination without cause or resignation for a valid reason or in case of death, long-term disability or retirement. All the SRs awarded to the Named Executive Officers in 2006 for the 2005 performance vest in their entirety on February 17, 2008 or earlier as provided in the SR Plan in case of termination without cause or resignation for a valid reason or in case of death, long-term disability or retirement

Participants in the SR Plan do not have a right to vote nor to receive dividends, including extraordinary cash dividends, return of capital or other distributions from the Corporation, with respect to the SRs received prior to the date such SR vests. However, there could be an adjustment to the number of SRs (see "Directors' and Officers' Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Share Rights' Plan" in this Circular).

(8) All Other Compensation includes the following payments by the Corporation:

- Special retention payments in 2004 to **Messrs. Côté** ($290,384), **Valentini** ($423,958) and **Filion** ($112,876), **Ms. Mercier** ($255,698) and **Mr. Carreiro** ($63,333) and in 2005 to **Mr. Valentini** ($144,375) as described under "Directors' and Officers' Compensation – Employment Agreements and Change of Control Agreements" in this Circular;
- Contributions for life insurance coverage (including accidental death and disability insurance) in the case of **Messrs. Côté** ($2,212 in 2005, $967 in 2004 and $1,707 in 2003), **Comeau** ($163 in 2005), **Gutpell** ($561 in 2005), **Valentini** ($217 in 2005, $815 in 2004 and $838 in 2003) and **Filion** ($1,226 in 2005, $1,141 in 2004 and $1,022 in 2003), **Ms. Mercier** ($797 in 2005, $793 in 2004 and $748 in 2003) and **Mr. Carreiro** ($555 in 2005, $250 in 2004 and $264 in 2003);
- Contributions for spouse and children life insurance in the case of **Messrs. Côté** ($195 in 2005, $116 in 2004 and $238 in 2003), **Valentini** ($29 in 2005, $107 in 2004 and $104 in 2003) and **Filion** ($294 in 2005, $302 in 2004 and $307 in 2003);

- Contributions under the Employee Share Purchase Plan in the case of **Messrs. Gutpell** ($832 in 2005) and **Filion** ($6,772 in 2005, $6,769 in 2004 and $6,442 in 2003) and **Ms. Mercier** ($6,684 in 2005, $6,681 in 2004 and $6,427 in 2003). Under the Employee Share Purchase Plan, executives are eligible to make a basic contribution towards the purchase of Emergis common shares of up to 12 per cent of their base salaries matched by a Corporation contribution at the rate of 50 per cent of executive contributions; for regular employees the maximum contribution is 6% of their base salary with the Corporation contributing 50%;
- Contributions under the Deferred Profit Sharing Plan (a registered plan with a trustee used for retirement purposes) in the case of **Messrs. Côté** ($792 in 2004), **Comeau** ($3,500 in 2005), **Gutpell** ($2,488 in 2005), **Valentini** ($1,669 in 2005, $6,617 in 2004 and $7,481 in 2003) and **Filion** ($4,917 in 2005, $4,917 in 2004 and $3,593 in 2003), **Ms. Mercier** ($6,090 in 2005, $4,609 in 2004 and $6,420 in 2003) and **Mr. Carreiro** ($4,177 in 2005, $3,488 in 2004 and $2,923 in 2003);
- Special retention payment of $35,000 payable to **Mr. Filion** for 2003;
- Payment of $281,809 that **Mr. Côté** received upon his departure as President, eHealth Solutions North America on May 3, 2004. This amount is net of the amount of severance reimbursed by Mr. Côté to the Corporation following his appointment in November 2004 as President and Chief Executive Officer, as described under "Directors' and Officers' Compensation – Employment Agreements and Change of Control Agreements" in this Circular.

Options/SARs Granted During the Year ended December 31, 2005

The following table sets forth details of options to purchase common shares of Emergis granted under the Stock Option Plan to the Named Executive Officers during the financial year ended December 31, 2005. Each option granted under the Plan covers one common share. The Plan is described under the heading "Directors' and Officers' Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan" in this Circular.

OPTION/STOCK APPRECIATION RIGHT (SAR) GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR					
Name	**Securities Under Options/SARs Granted (#)** [1]	**% of Total Options/SARs Granted to Employees in Financial Year**	**Exercise or Base Price ($/Security)**	**Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)** [2]	**Expiration Date**
François Côté	100,000[3]	25.9	$3.72	$3.72	December 31, 2010
Robert Comeau	25,000[2] 30,000[3]	6.5 7.8	$3.13 $3.72	$3.13 $3.72	July 1, 2011 December 31, 2010
John Gutpell	5,000[3]	1.3	$3.72	$3.72	December 31, 2010
John Valentini	–	–	–	–	–
Marc Filion	30,000[3]	7.8	$3.72	$3.72	December 31, 2010
Monique Mercier	30,000[3]	7.8	$3.72	$3.72	December 31, 2010
Carlos Carreiro	30,000[3]	7.8	$3.72	$3.72	December 31, 2010

(1) As freestanding stock appreciation rights or SARs are not granted, the numbers relate solely to stock options.

(2) **Mr. Comeau** was granted 25,000 options upon his appointment.

(3) Performance-based options granted subject to special terms and conditions as described under "Directors' and Officer's Compensation – Report on Executive Compensation – Medium to Long-term Compensation – Stock Option Plan".

Aggregated Options/SARs Exercised During the Year ended December 31, 2005 and Financial Year-end Option/SAR Values

The following table summarizes, for each of the Named Executive Officers, (a) the number of stock options, if any, exercised during the year ended December 31, 2005, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying shares on the exercise date and the exercise or base price of the option, (c) the total number of unexercised options held at December 31, 2005 and (d) the aggregate value of unexercised in-the-money options at financial year-end, if any, which is the difference between the exercise or base price of the options and the market value of the common shares on December 31, 2005, which was $4.10 per share.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES						
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-end (#)[1]		Value of Unexercised In-the-Money Options/SARs at Financial Year-end ($)[2]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
François Côté	0	0	0	150,000	0	60,500
Robert Comeau	0	0	0	55,000	0	35,650
John Gutpell	0	0	11,681	17,344	0	4,150
John Valentini[3]	–	–	–	–	–	–
Marc Filion	0	0	38,875	46,625	0	11,400
Monique Mercier	0	0	50,250	45,750	0	11,400
Carlos Carreiro	0	0	33,750	39,583	0	11,400

(1) As freestanding SARs are not granted, the numbers relate solely to stock options.

(2) On June 30, 2004, Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital. As a result, in accordance with the terms of the Stock Option Plan, the exercise price of all outstanding stock options on June 25, 2004 was reduced by $1.47 by the Board of Directors effective July 2, 2004. The value of unexercised in-the-money options reflects this adjustment.

(3) In the case of Mr. Valentini, all options have expired following his departure from the Corporation.

Retirement Arrangements

There is no defined benefit or actuarial pension plan offered to the Named Executive Officers.

Employment Agreements and Change of Control Agreements

Under contractual arrangements in place with Mr. Côté, in case of termination of his employment with the Corporation either (i) without cause or (ii) due to resignation for a valid reason outlined in his employment agreement, Mr. Côté will be entitled to receive an amount equal to 18 months of his base salary and the cash portion of his bonus at target, as well as a lump sum payment of the pro-rated cash portion of the bonus for the months worked during the year. He would also continue to receive medical, dental, and basic life insurance benefits and perquisites for an 18-month period or until he obtains alternative employment, whichever occurs earlier. Mr. Côté will also receive Company contributions to the Deferred Profit Sharing Plan and an amount equivalent to his health spending account pro-rated over 18 months. All unvested shares in Mr. Côté's name under the Employee Share Purchase Plan will vest immediately upon termination or resignation for a valid reason and he will receive a lump sum cash payment equal to the amount of the Corporation's contributions which would have been otherwise made by the Corporation over the severance period pursuant to the terms of the Employee Share Purchase Plan. All stock options held by Mr. Côté will continue to vest during the severance period. In case of a "Change of Control" as defined under the Stock Option Plan of the Corporation during the severance period, all unvested stock options will vest immediately and Mr. Côté will have 90 days from the Change of Control to exercise them. Payments under these arrangements are subject to Mr. Côté signing and complying with a confidentiality, non-competition and non-solicitation agreement with the Corporation upon his departure.

Following Mr. Côté's departure from the Corporation as President, eHealth Solutions North America on May 3, 2004, Mr. Côté received a lump sum payment of $942,296 representing his annual base salary and target bonus up to May 3, 2006 and a pro-rated target bonus and the RRSP contribution for 2004. Upon his appointment as President and Chief Executive Officer of Emergis on November 1, 2004, Mr. Côté agreed to reimburse $660,487 to the Corporation by December 31, 2004. To assist him in reimbursing this amount, he received an interest-free loan in the amount of $231,170 from the Corporation in 2004. The amount of the loan represented tax withheld at source on the severance amount. The loan was repayable when Mr. Côté was reimbursed the amount of withholding by the tax authorities. Accordingly, the whole amount was reimbursed as of the date of this Circular.

Pursuant to arrangements with Mr. Comeau, in case of termination of his employment with the Corporation without cause, he is entitled to receive a lump sum amount equal to 12 months of base salary.

Pursuant to arrangements with Messrs. Filion and Carreiro and Ms. Mercier in case of termination of their employment with the Corporation either (i) without cause or (ii) due to resignation for a valid reason outlined in their agreements, each one is entitled to receive a lump sum amount equal to 18 months, except for Mr. Carreiro who will receive 10 months, of base salary and cash portion of the bonus at target, as well as a lump sum payment of the pro-rated cash portion of the bonus for the months worked during the year. Each one will also continue to receive medical, dental, and basic life insurance benefits and perquisites until the end of the period covered by the severance or until she/he obtains alternative employment, whichever occurs earlier. They will also receive Company contributions to the Deferred Profit Sharing Plan and an amount equivalent to the health spending account pro-rated over the severance period. All unvested shares held in their names under the Employee Share Purchase Plan will vest immediately upon termination or resignation and each one will receive a lump sum cash payment equal to the amount of the Corporation's contributions which would have been otherwise made by the Corporation over the severance period pursuant to the terms of the Employee Share Purchase Plan. All stock options held by each of them continue to vest during the severance period. In case of a "Change of Control" as defined under the Stock Option Plan of the Corporation (except the sale of all, or substantially all the assets of the Corporation) during the severance period, all unvested stock options will vest immediately and they will have 90 days following the Change of Control to exercise them. The payments under this arrangement are subject to signing and complying with a confidentiality, non-compete and non-solicitation agreement with the Corporation upon departure. Mr. Valentini had a similar agreement, but it became null and void upon his resignation from the Corporation.

In the Spring of 2003, arrangements were put in place to assist in retaining and motivating certain key senior executives then in office in the context of the strategic review initiated at that time which culminated in the sale of the US Health operations in March 2004. BCE Inc. later sold its interest in Emergis. These arrangements provided for fixed retention amounts, with the time of payment of various instalments of same being dependent on time of announcement of one or more major transactions involving one of the Corporation's subsidiaries or the Corporation itself, and time at which the Board of Directors determined that the strategic review process was concluded. In the absence of any major transaction, outside payment dates were specified. All retention payments were conditional upon the executive being in office at the specified payment dates. Under the terms of the arrangements, a portion of such retention payments could have been paid in common shares of Emergis to be issued from treasury. Thus, 250,000 shares have been authorized for issue for this retention plan at a market price according to a formula approved by the TSX. The retention payments made to the Named Executive Officers in 2004 and 2005 are reported in the Summary Compensation Table and there are no payments outstanding. All payments have been paid in cash. In August 2005, the TSX has approved a transfer of the unused 250,000 shares from the retention program to the Employee Share Purchase Plan.

Total Compensation

The total compensation package of our executives consists of base salary, annual incentives payable in cash (short-term incentive) and restricted stock (medium to long-tem incentive) and benefits and perquisites. The following tables show 2005, 2004 and 2003 fiscal year total compensation for those Named Executive Officers who were in office on December 31, 2005. For Mr. Côté, only total compensation received in his role as the President and CEO is reported. The information for Mr. Gutpell is not provided because he served as Chief Financial Officer on an interim basis.

Total Compensation Valuation Methodology

Base salaries are shown on an annualized basis in all tables below. In certain circumstances, when a Named Executive Officer has been promoted during the year and received a salary increase, the base salary at the end of the year is reported.

The Annual Incentive includes the cash portion of the annual incentive awards and special performance-based bonuses that were granted by the Board. Other Cash Bonuses include other cash bonuses paid, as well as retention payments under arrangements that were put in place for certain executives in the Spring of 2003 as described in details under "Executive Compensation - Employment Agreements and Change of Control Arrangements" in this Circular.

The restricted stock portion of the annual incentive awards is shown under Share Rights. The value of the share rights is either calculated by multiplying the number of share rights awarded by the closing price of Emergis stock on the TSX on the date of the grant or represents the dollar value of the grant as determined by the Board according to the restricted stock incentive guidelines.

Stock option values are calculated using a Black Scholes factor, the option price and the number of options granted.

Benefits and perquisites values include the amount of flexible credits awarded to the Named Executive Officers according to the program guidelines and the cost value of perquisites received.

François Côté President and CEO	2005 ($)	2004 ($)	2003 ($)
Cash Compensation			
Annual Base Salary	300,000	300,000	-
Annual Incentive	297,000	18,231	-
Other Cash Bonus	-	-	-
Equity Compensation			
Share Rights	270,072	258,676	-
Stock Options	186,000	91,250	-
Benefits and Perquisites[1]	62,965	53,089	-
Total Compensation	**1,116,037**	**721,246**	-

[1] Includes the imputed interest benefit in the amount of $10,476 in 2005 and $76 in 2004 from an interest-free loan Mr. Côté received from the Corporation.

Robert Comeau Chief Financial Officer [2]	2005 ($)	2004 ($)	2003 ($)
Cash Compensation			
Annual Base Salary	240,000	-	-
Annual Incentive	144,000	-	-
Other Cash Bonus	-	-	-
Equity Compensation			
Share Rights	60,384	-	-
Stock Options	94,925	-	-
Benefits and Perquisites	38,769	-	-
Total Compensation	578,078	-	-

[2] Mr. Comeau joined the Corporation on June 27, 2005.

Marc Filion Executive Vice President, Sales and Marketing, Health Claims Management	2005 ($)	2004 ($)	2003 ($)
Cash Compensation			
Annual Base Salary	225,750	225,750	215,000
Annual Incentive	225,750	102,491	124,297
Other Cash Bonus	-	112,876	35,000
Equity Compensation			
Share Rights	28,399	171,550	-
Stock Options	55,800	25,900	9,270
Benefits and Perquisites	47,886	48,306	47,306
Total Compensation	**583,585**	**686,873**	**430,873**

Monique Mercier Executive Vice President, Law and Corporate Affairs	2005 ($)	2004 ($)	2003 ($)
Cash Compensation			
Annual Base Salary	222,794	222,794	214,225
Annual Incentive	133,676	117,779	53,583
Other Cash Bonus	-	255,698	-
Equity Compensation			
Share Rights	56,055	151,700	-
Stock Options	55,800	25,900	10,815
Benefits and Perquisites	45,702	41,215	41,215
Total Compensation	**514,027**	**815,086**	**319,838**

Carlos Carreiro Executive Vice President, Service Delivery Operations	2005 ($)	2004 ($)	2003 ($)
Cash Compensation			
Annual Base Salary	203,000	203,000	180,000
Annual Incentive	121,800	70,702	48,938
Other Cash Bonus	-	63,333	-
Equity Compensation			
Share Rights	51,075	36,500	-
Stock Options	55,800	15,540	6,180
Benefits and Perquisites	31,895	39,486	28,469
Total Compensation	**463,750**	**428,561**	**263,587**

Compensation of Directors

Directors, other than the Chairman of the Board, who are not officers or employees of Emergis or of any of its affiliates[1] (the "**Eligible Directors**") are compensated for their services as Directors on the following basis:

Annual Board Retainer [2]	$30,000
Annual Audit Committee Retainer	$1,000
Annual HRCGC Retainer	$1,000
Annual HRCGC Chairperson Retainer [3]	$4,000
Annual Audit Committee Chairperson Retainer [3]	$20,000
Board and HRCGC Attendance Fees[4]	$1,000
Audit and ad hoc Committees Attendance Fees[4]	$1,500

Notes:

(1) Mr. Côté, being an officer of Emergis, is not entitled to compensation as a Director.
(2) Effective November 1, 2004, the Annual Retainer Fee was increased from $20,000 to $30,000 to align the compensation of our Directors with competitive market practices. Further, the Annual Board Retainer fee is paid out in share units under the Share Unit Plan described below until the Director owns 200,000 common shares and/or share units. All other fees are paid in cash unless the Director elects to be paid these fees in the form of share units.
(3) The Annual Audit Committee and HRCGC Chairperson Retainer fees include the Annual Committee Retainer Fees.
(4) If a Director resides outside of Montreal, travel-related expenses are reimbursed.
(5) Directors, who are not executive officers, are no longer entitled to stock options.

Mr. Monty receives an annual flat fee of $180,000 as Chairman of the Board of Directors under an agreement entered into in connection with his appointment as Chairman.

Our external consulting firm, Towers Perrin, conducts a periodic assessment of total compensation of our Directors considering our revenue size. It reports the findings to this Committee and recommends changes to be made.

Individual Director Compensation

The following table sets out the compensation paid during the year ended December 31, 2005 to each individual who is currently a Director, except for Mr. Côté who, as an officer of Emergis, is not entitled to compensation as a Director.

Name	Board Retainer ($)	Committee Member Retainer ($)	Committee Chair Retainer ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Total Fees ($)	Percent of Fees Payable in Share Units
Jean Monty	180,000	–	–	–	–	180,000	0%
Pierre Ducros	30,000	–	4,000	11,000	6,000	51,000	100%
J. Spencer Lanthier[1]	30,000	–	17,995	11,000	7,500	66,495	45%
Peter C. Maurice	30,000	1,000	-	11,000	6,000	48,000	100%
Eric Rosenfeld	30,000	1,000	-	11,000	7,500	49,500	100%
Calin Rovinescu	30,000	1,000	-	10,000	7,500	48,500	100%
Ron Zambonini	30,000	1,000	-	10,000	6,000	47,000	100%

[1]Mr. Lanthier became the Chairman of the Audit Committee on February 7, 2005 and thus his Committee Chair retainer is pro-rated for the time he served as a Chairman during 2005.

Directors' Share Unit Plan

So as to align more closely the interests of our Directors with those of our shareholders, effective October 1, 1999, the fees payable to Eligible Directors, other than attendance fees have been paid in the form of share units under the Emergis Inc. Share Unit Plan for Non-Employee Directors (1999) (the "**Share Unit Plan**"). Directors may also elect to receive the attendance fees in the form of share units. The Share Unit Plan was amended on April 1, 2003 to provide that the Annual Board Retainer is paid in the form of share units until the minimum share ownership level for purposes of the Plan is met. Such level was set at $60,000 in 2003 and increased to 200,000 shares or share units on November 1, 2004. Once this level is met, a Director may elect to receive the Annual Board Retainer in share units or in cash. The Committee Retainer fees, the Committee Chairperson Retainer fees and the attendance fees are paid in cash unless the Director elects to be paid these fees in the form of share units. Under the Share Unit Plan, each quarter, a number of share units equal to the number of shares that could be purchased on the open market for a dollar amount equal to the applicable fees payable in share units for such quarter is credited to the account maintained for each Eligible Director. No shares are purchased on the open market until such time as a Director ceases to be a member of the Board of Directors. Following the cessation of board service (or following the day when a Director ceases to be an employee of Emergis or any of its affiliates, whichever occurs later), the Corporation at its discretion, may pay the share units in cash or shares, less withholding taxes. If the payment is made in shares, the departing Director's broker purchases on the open market a number of common shares of the Corporation equal to the Director's credit balance under the Share Unit Plan net of applicable withholding taxes; and such shares are then delivered to the Director. Additional share units are credited to the account maintained for each Eligible Director to reflect the amount of dividends paid on or other distributions made on the Common Shares.

On June 30, 2004, Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital. As a result, in accordance with the terms of the Share Unit Plan, additional share units were granted to each Eligible Director reflecting this special distribution based on the share units held of record by each Eligible Director on June 25, 2004. The number of share units credited was based on the market value of our common shares on June 30, 2004.

Stock Options

On December 17, 2002, the Board of Directors decided that no grants of options would be made to Directors and that the Stock Option Plan would be amended accordingly. No stock options are currently held by our Directors, other than our President and Chief Executive Officer who has received options in his capacity as an officer.

Minimum Share Ownership Guideline

Under the Share Ownership Guideline adopted by the Board on December 17, 2002, Directors must own, within three years from their election to the Board of Directors, common shares or share units of Emergis having a value of $60,000, which is equivalent to two (2) times the Annual Board of Directors Retainer fee. The value is measured at the higher of the purchase price (or historical cost) or fair market value. As noted above, the Annual Retainer Fee is paid in the form of share units until the Director owns 200,000 shares or share units.

As of December 31, 2005, all Directors had reached the required share ownership target.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes the number of securities authorized for issuance from treasury under the Corporation's equity compensation plans as of December 31, 2005.

EQUITY COMPENSATION PLAN INFORMATION			
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted-average exercise price of outstanding options, warrants and rights (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)**
Equity compensation plans approved by securityholders	2,155,116[1]	$16.74[2]	7,454,699
Equity compensation plans not approved by securityholders	0	0	250,000[3]
Total	2,155,116	$16.74 [2]	7,704,699

(1) These securities include common shares of Emergis to be issued under the Stock Option Plan. The number also includes common shares of Emergis issuable under stock option plans assumed in connection with the acquisitions of SNS/Assure Corp. and Assure Health Inc. in November 1999. Emergis assumed the obligations of these corporations under their respective stock option plans and the options under such plans now entitle the holder to common shares of Emergis. Following the acquisition of InvoiceLink Corporation in September 2000, Emergis has also assumed the obligations under the InvoiceLink stock option plan until November 1, 2005 when the plan was terminated as there were no more options outstanding.

As at December 31, 2005, there were 4,044 stock options outstanding, with a weighted-average exercise price of $21.71 under the SNS/Assure Corp. and Assure Health Inc. plans. The exercise prices under these stock option plans assumed as part of the acquisition are based on a formula related to the acquisition price. The options under the SNS/Assure Corp. and Assure Health Inc. plans are all vested and will generally expire 10 years from the date of their original grant.

(2) On June 30, 2004, Emergis paid a one-time special cash distribution of $1.45 per share by way of return of capital. As a result, in accordance with the terms of the Stock Option Plan, the exercise price of all outstanding stock options on June 25, 2004 was reduced by $1.47 by the Board of Directors effective July 2, 2004. The weighted average exercise price of outstanding stock options shown in this column reflects this adjustment.

(3) These securities are available for issuance under the Employee Share Purchase Plan, described below. The reserve of 250,000 was transferred to the plan following the termination of the Executive Retention Plan (see "Executive Compensation – Employment Agreements and Change of Control Agreements" in this Circular for details).

Employee Share Purchase Plan

The Employee Share Purchase Plan (the "ESPP") allows participating Canadian employees to contribute up to 10% of their pre-tax salary to purchase common shares of Emergis. Senior executives can contribute up to 12% of their pre-tax salary. Emergis matches each dollar a participant contributes by an amount equal to 50% of the participant contribution up to 3% of a participant's earnings (6% for senior executives). All shares acquired with participant's contributions are vested immediately. The shares purchased with the Emergis contributions vest on December 31 of each year. If a participant withdraws voluntarily from the plan or terminates his employment for any reason other than retirement, death, lay-off or transfer before the shares purchased with the Emergis contributions are vested, such shares are forfeited, except as otherwise agreed. In the case of a participant's death, retirement, lay-off, long-term disability or transfer to an affiliate whose employees are not allowed to participate in the ESPP before the shares purchased with the Emergis contributions are vested, such shares vest immediately.

Rights under the ESPP are not transferable except as provided in the plan in the case of death.

The shares offered under the ESPP are purchased by a plan trustee either from the Corporation's treasury, on the open market or by private purchase. The number of shares issued from treasury to insiders cannot exceed 49.9% of shares issued under the ESPP unless all regulatory requirements related to such issuance are met. The number of shares which may be issued under the ESPP within any one-year period, combined with the number of shares issued within the same time period under any other previously established or proposed stock option or purchase plans cannot exceed 10% of all outstanding common shares of Emergis at any time. The price of the shares purchased from treasury is equal to the average of the high and low trading prices for a board lot sale of Emergis common shares on the TSX on each of the trading days on which at least a board lot of shares was traded, on the five (5) trading days immediately preceding the day on which the purchase is made.

The Committee is responsible for the general administration of the ESPP and has full and complete authority to interpret the ESPP and to prescribe such rules and regulations and make such other determinations as it deems necessary to meet the objectives of, and administer, the plan. The Board of Directors has the right to amend, modify or terminate the Plan or participation therein, in whole or in part, or in regard to any or all participants, at any time, provided such action has no retroactive effect.

The following table sets forth the number of securities issued and issuable under each of our security-based compensation arrangements and the number of Emergis common shares underlying outstanding options and percentage represented by each calculated over the number of outstanding Emergis common shares on December 31, 2005.

Plan	Common Shares Issuable (Reserve Available)		Common Shares Issued Under the Plans		Common Shares Underlying Actual Grants	
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Emergis Stock Option Plan	7,423,258	7.95	3,294,670	3.53	2,151,072	2.30
SNS/Assure Corp. and Assure Health Inc. Stock Option Plans	31,441	0.03	230,100	0.25	4,044	0.00
Employee Share Purchase Plans	250,000	0.27	295,837	0.32	0	0.00
Total	7,704,699	8.25	3,820,607	4.09	2,155,116	2.31

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

At Emergis, we believe that good governance is paramount to corporate success and we are proud of our corporate governance practices. The table hereunder shows that we comply with the guidelines described in National Policy 58-201 entitled "Corporate Governance Guidelines" adopted by the Canadian Securities Administrators (the "**CSA**") in 2005.

Canadian Securities Administrators Corporate governance guidelines	Do we align?	Observations
BOARD OF DIRECTORS		
1. The Board should have a majority of independent directors.	✓	The Board of Directors consists of a substantial majority of independent Directors as, of the 8 Directors currently serving on the Board of Directors, 7 are considered independent Directors. The independent Directors are Messrs. Jean C. Monty, Pierre Ducros, J. Spencer Lanthier, Peter C. Maurice, Eric Rosenfeld, Calin Rovinescu, and Ron Zambonini. Mr. François Côté cannot be considered independent because he is a senior executive of the Corporation. In order to determine whether or not a Director is *independent*, the Board analyzes information provided by the Directors or the nominees regarding their personal and business relationships with the Corporation. Seven Directors stand as nominees for re-election to the Board. Based on applicable rules, the Board, on advice from the HRCGC, has affirmatively determined that 6 out of the 7 nominees (namely, all nominees except Mr. Côté) have no material relationship with the Corporation. Mr. Rosenfeld is an executive officer of an entity, Crescendo Partners, which owns approximately 14.8% of our shares. Such entity does not control the Corporation and, accordingly, under National Policy 58-201 of the CSA, Mr. Rosenfeld is considered independent. A record of the attendance of each *Director* at Board and Committee meetings held in 2005 is set out in Schedule A to this Circular. **Shareholders may communicate directly with the independent Directors by writing to: The Chairman of the Board of Directors, Emergis Inc., 1000, de Sérigny, 6th Floor, Longueuil, Quebec, J4K 5B1 c/o The Corporate Secretary.** ******
2. If a director is presently a director of any other reporting issuer, identify both the director and the other issuer.	✓	A listing of the boards of other reporting issuers on which the Directors of the Corporation sit can be found in the Section "Nominees for Election as Directors" of this Circular. ******
3. The chair of the Board should be an independent director.	✓	Mr. Jean Monty acts as non-executive Chairman of the Board and is an independent Director. His role and responsibilities are described in Schedule B to this Circular. ******

Canadian Securities Administrators Corporate governance guidelines	Do we align?	Observations
4. The independent directors should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.	✓	The Chairman of the HRCGC and the Chairman of the Audit Committee provide for sessions following each meeting of such Committees attended only by independent Directors. There were at least ten of these sessions in 2005. As well, at the end of Board meetings (or contemporaneously with Board meetings), the Chairman of the Board periodically leads sessions attended only by independent Directors. ******
BOARD MANDATE		
5. The Board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer.	✓	The Board of Directors has adopted a mandate in which it acknowledges its stewardship responsibility. The Board's mandate can be found in Schedule B to this Circular. ******
POSITION DESCRIPTIONS		
6. The Board should develop clear position descriptions for the chair of the Board and the chair of each Board committee. In addition, the Board should develop a clear position description for the CEO. The Board should also develop or approve the goals and objectives that the CEO must meet.	✓	The Board has adopted a written mandate including the duties of the Chairman of the Board which can be found in Schedule B to this Circular. The description of the duties of the Chairman of each Board committee is included in the relevant Committee Charter. Thus, the duties of the Chairman of the Audit Committee is included in the Audit Committee Charter attached as Appendix A to the Corporation's 2005 Annual Information Form. The description of the duties of the Chairman of the HRCGC is included in the HRCGC Charter attached as Appendix B to the Corporation's 2005 Annual Information Form. In addition, the Board has adopted a position description for the President and Chief Executive Officer. It provides generally that the CEO is responsible for establishing the strategic and operational orientation of the Corporation and in so doing to provide leadership and vision for the effective overall management, profitability, shareholder value enhancement and growth of the Corporation. The position description also highlights the leadership role of the CEO and his accountability to the Board in matters of integrity, strategy, risks, budget, governance, policies and disclosure and on general operations management. In addition, the respective roles of the Board and of management are set out in our Schedule of Authorities which lists certain transactions that management is authorized to carry out without necessitating specific Board approval and others that require specific Board approval. Upon recommendation from the HRCGC, the Board approves on an annual basis the corporate objectives that the President and Chief Executive Officer is responsible for meeting and assesses him against these objectives.

Canadian Securities Administrators Corporate governance guidelines	Do we align?	Observations
		In addition, the HRCGC receives from the President and Chief Executive Officer the written objectives for each of the executive officers who report directly to him, approves them, and assesses these officers against these objectives. ******
ORIENTATION AND CONTINUING EDUCATION		
7. The Board should ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and resources that the issuer expects from its directors). All new directors should understand the nature and operation of the issuer's business. The Board should provide continuing education opportunities for all directors.	✓	An orientation program is in place for new Board members. Upon joining the Board, Directors meet with members of senior management to familiarize themselves with our business and are provided with material about our strategy, our operations, and our policies. In particular, it includes recent management and analyst reports, and many public documents about the Corporation. The new Directors also meet with the Chairman of the Board to discuss the Company's internal workings and its expectations of Directors. The Chairman of the Board informs new Directors of the Company's corporate governance practices and particularly, the role of the Board, its committees and each Director. The commitment of time and resources expected of Directors is now set out in the Board of Directors' Statement of Corporate Governance Principles & Guidelines included as Schedule C to this Circular. In terms of continuing education, at every meeting of the Board of Directors, Directors have an opportunity to hear presentations by executive officers on various topics concerning the Corporation's operations. In particular, the President and CEO does a full review of business developments during the previous quarter. Members also receive information concerning industry and competitive trends at every scheduled Board meeting and product reviews are made at periodic Board sessions to ensure better understanding of the nature and operation of our business. ******
BUSINESS ETHICS		
8. The Board should adopt a written code of business conduct and ethics. The code should be applicable to directors, officers, and employees of the issuer.	✓	The Board has adopted a Code of Business Conduct which applies to Directors, officers, employees and consultants of the Corporation. This Code is available on SEDAR and on the Company's website **(www.emergis.com).** It addresses the issues recommended in National Policy 58-201 of the CSA and a signed acknowledgment is requested from every employee on a yearly basis. ******

Canadian Securities Administrators Corporate governance guidelines	Do we align?	Observations
9. The Board should be responsible for monitoring compliance with the code. Any waivers from the code that are granted for the benefit of the issuer's directors or executive officers should be granted by the Board (or a Board committee) only.	✓	The HRCGC is responsible for reviewing and recommending to the Board changes to the Code of Business Conduct. The Code is reviewed annually by the legal and human resources departments to ensure that it complies with legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the HRCGC. The Audit Committee is responsible for overseeing compliance with the Code of Business Conduct by Directors, officers, employees and consultants, as part of its overall responsibilities regarding internal controls. Every year, there is a report to the Audit Committee as to the annual acknowledgment by employees. No waivers have been sought for Directors and executives and there are no breaches to report in this respect. ******
10. The Board must ensure that directors exercise independent judgement in considering transactions and agreements in which a director or executive officer has a material interest.	✓	The Board has adopted Conflict of Interest Guidelines for Directors. Such guidelines prescribe the procedure through which Directors disclose their interests in other companies or in particular transactions. It also addresses how these conflicts are dealt with at Board meetings. If at any Board meeting a Director has a material interest in a matter being considered, such Director should not be present for discussions relating to the matter and should not participate in any vote on the matter. It also provides the criteria for eligibility to be a Director of Emergis (for instance, a Director of a corporation competing with Emergis is not eligible to be a Director) and prescribes guidelines regarding the use of confidential information and corporate opportunities. The Code of Business Conduct also provides that Directors, officers, employees and consultants must avoid placing themselves in situations of conflict of interest. ******

Canadian Securities Administrators Corporate governance guidelines	Do we align?	Observations
11. The Board must take steps to encourage and promote a culture of ethical business conduct.	✓	The promotion of a culture of integrity is part of the Board mandate. See Schedule B to this Circular. As well, the Code of Business Conduct specifies that all members of senior management have a special duty to uphold the Company's reputation for integrity, honesty and ethical conduct by setting an example of compliance and by creating a work environment that encourages ethical behaviour. In addition, the list of Directors' expectations and personal qualities included in the Board of Directors' Statement of Corporate Governance, Principles and Guidelines attached as Schedule C to this Circular provides that Directors of the Corporation must show high ethical standards and integrity and support for the setting of standards to discourage wrongdoing and to promote honest and ethical conduct throughout the Corporation. Furthermore, one of the principal duties of the President and CEO in his position description is to "promote a corporate culture that fosters integrity and ethical values throughout the organization". The Board has also adopted whistleblower procedures which allow employees to raise concerns regarding accounting, internal accounting controls or auditing matters on a confidential and anonymous basis. The complaints are forwarded to the chief legal officer who notifies the Chair of the Audit Committee. ******
NOMINATION OF DIRECTORS		
12. The Board should appoint a nominating committee composed entirely of independent directors.	✓	The HRCGC is responsible for recommending nominees to the Board for election as Directors of the Corporation. The Committee is composed of four Directors, all of whom are independent. ******
13. The nominating committee should have a written charter that clearly establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and manner of reporting to the Board. In addition, the nominating committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.	✓	The Board adopted a revised Charter for the HRCGC on February 17, 2006. The Committee assumes all the responsibilities recommended in National Policy 58-201 of the CSA and its Charter also provides that it has the authority to engage outside advisors if necessary. For more details, a description of the HRCGC's responsibilities, powers and operation can be found in the Report on Executive Compensation starting on page 10 of this Circular. As well, items 14 to 17 below give further details on the responsibilities on the HRCGC as it regards nomination of Directors. The full Charter is attached as Appendix B to the Corporation's 2005 Annual Information Form and can be found on our website at www.emergis.com. ******

Canadian Securities Administrators Corporate governance guidelines	Do we align?	Observations
14. Prior to nominating or appointing individuals as directors, the Board should adopt a process involving the following steps: consider what competencies and skills the Board, as a whole, should possess and assess what competencies and skills each existing director possesses.	✓	The Board has established and adopted a Statement of Corporate Governance Principles and Guidelines which can be found in Schedule C to this Circular. Such document includes a list of qualifications, personal qualities and personal commitments expected of Directors. In addition, the HRCGC ensures that the choice of nominees takes into account the competencies and skills that the Board, as a whole, should possess and reports to the Board accordingly. Prior to nominating a new candidate to the Board, the HRCGC develops a list of skills and competencies. ******
15. The Board should also consider the appropriate size of the Board, with a view to facilitating effective decision-making by the Board.	✓	Each year the Board examines its size. Following the most recent review, the Board has concluded that it will continue to be effective with 7 members. The Board is of the view that its current size is well suited to our circumstances, and allows for the *efficient functioning* of the Board as a decision-making body. ******
16. The nominating committee should be responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.	✓	The HRCGC is responsible for identifying and recommending to the Board the new Director nominees. ******
17. In making its recommendations, the nominating committee should consider the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess and those that the Board considers each existing director and new nominee to possess.	✓	Members of the HRCGC strive to ensure that the composition of the Board is such that all required competencies and skills are represented on the Board and the nominees will make a competent and dynamic team which can carry out the Board of Director's mandate successfully. ******
COMPENSATION		
18. The Board should appoint a compensation committee composed entirely of independent directors.	✓	The Charter of the HRCGC provides that it is responsible for compensation matters. The Committee is composed of 4 Directors, all of whom are independent. ******
19. The compensation committee should have a written charter that establishes the committee's purpose, responsibilities, member qualifications, member appointment and removal, structure, operations and the manner of reporting to the Board. In addition, the compensation committee should be given authority to engage and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.	✓	The Board adopted a revised Charter for the HRCGC which covers compensation matters. The Committee, pursuant to this document, assumes all the responsibilities recommended in National Policy 58-201 of the CSA and its charter also provides that the Committee has the authority to engage outside advisors if necessary. For more details, a description of the HRCGC's responsibilities, powers and operation can be found in the Report on Executive Compensation starting on page 10 of this Circular. The full Charter is attached as Appendix B to the Corporation's 2005 Annual Information Form and is available on our website at www.emergis.com. ******

Canadian Securities Administrators Corporate governance guidelines	Do we align?	Observations
20. The compensation committee should be responsible for: reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the CEO's compensation level based on this evaluation; making recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans and reviewing executive compensation disclosure before the issuer publicly discloses this information.	✓	These responsibilities are specified in the HRCGC Charter. The procedure by which the Board determines the compensation of executives can be found in the HRCGC Report on Executive Compensation starting on page 10 of this Circular. See also our answer to item 6 hereinabove. Compensation of Directors is recommended to the Board by the HRCGC. In so doing, the Committee considers the involvement of the Directors, their responsibilities, the risks that they assume, and best Canadian practices. ******
21. If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	✓	The firm Towers Perrin has been hired by the Corporation to review our practices compared to Canadian market trends with respect to compensation of senior executives and Directors. It also acts for the Corporation with respect to other compensation matters and benefits plans. Please refer to the HRCGC Report on Executive Compensation which can be found on page 10 in this Circular where the mandate of Towers Perrin is described. ******
OPERATIONS OF THE BOARD OF DIRECTORS		
22. Identify the standing committees of the Board other than the audit, nominating, and compensation committees, and describe their function.	✓	The standing committees of the Board are only the Audit Committee and the HRCGC. ******
23. The Board, its committees, and each individual director should be regularly assessed regarding his, her, or its effectiveness and contribution.	✓	The HRCGC is responsible for overseeing the Company's corporate governance matters. Each year, the Committee sends a questionnaire to each member of the Board to assess the effectiveness of the Board as a whole and its committees, and reports its findings to the Board. With this questionnaire, the Committee examines the charter of each committee of the Board and ensures that it is being carried out. The assessment also includes a review of the way the Chairman of the Board and the committee chairs fulfill their duties. The individual assessment of each member of the Board is made using a questionnaire which is sent to each of them. The first part is a self-assessment analysis by each Director and the second part is an assessment of the Chairman of the Board and each Committee Chair. The questionnaire serves as a guide for a separate meeting between the Chairman of the Board and each Director in order to review and assess individual performance. ******

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Insurance coverage in the aggregate amount of $50 million has been purchased for the protection of all of our Directors and Officers and certain employees against liability incurred by such individuals. The aggregate amount charged to us in respect of this coverage was $422,000 for the twelve months ended June 16, 2005 and $413,250 for the twelve months ending June 16, 2006. In any case in which we are not permitted by law to reimburse the insured, the deductible is nil. Where we are permitted to reimburse the insured, the deductible is $250,000 per event.

INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in the accompanying 2005 Annual Report which includes our audited consolidated financial statements for the year ended December 31, 2005, in our 2004 Annual Information Form, in our 2005 Annual Information Form and in this Circular under "Executive Compensation – Employment Agreements and Change of Control Agreements", we are not aware that any of the Directors, Officers, nominees for election as Directors, other insiders or any persons associated or otherwise related to any of them has had a material interest in any transaction carried out since the beginning of our last completed fiscal year or proposed transaction which has materially affected or could materially affect Emergis.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS

We will consider proposals from shareholders to include as items in next year's management proxy circular for our 2007 annual general meeting of shareholders. Please send your proposal to us no later than January 12, 2007.

ADDITIONAL INFORMATION

You can ask us for a copy of the following documents at no charge:

- our most recent annual report, which includes our comparative financial statements for the most recently completed financial year together with the accompanying auditors' report and Management's Discussion and Analysis
- any interim financial statements that were filed after the financial statements for our most recently completed financial year
- our Management's Discussion and Analysis for the interim financial statements
- the management proxy circular for our most recent annual shareholder meeting
- our most recent Annual Information Form, together with any document, or the relevant pages of any document, incorporated by reference into it.

Please write to our Executive Vice President, Law and Corporate Affairs at 1000 de Sérigny, 6th Floor, Longueuil, Québec J4K 5B1 or fax to 450 928-6344 or call 450 928-6000 or 1 866 363-7447.

These documents are also available on SEDAR at www.sedar.com.

All of our news releases are also available on our website.

APPROVAL OF CIRCULAR

I, the undersigned, as Executive Vice-President, Law and Corporate Affairs of Emergis Inc., hereby certify that the contents of this Management Proxy Circular and the sending thereof have been approved by the Board of Directors on February 17, 2006.

Monique Mercier

Monique Mercier
Executive Vice-President, Law and
Corporate Affairs

Schedule A

BOARD AND BOARD COMMITTEE MEETING ATTENDANCE

DIRECTORS	BOARD 7 meetings		BOARD COMMITTEES AUDIT 5 meetings		BOARD COMMITTEES HRCGC[1] 6 meetings	
	#	%	#	%	#	%
François Côté	7 of 7	100	5 of 5	100	6 of 6	100
Pierre Ducros	7 of 7	100	–	–	6 of 6	100
Robert Kearney	1 of 1 [2]	100	1 of 1 [2]	100	–	–
Spencer Lanthier	7 of 7	100	5 of 5	100	–	–
Peter Maurice	7 of 7	100	–	–	6 of 6	100
Jean Monty	7 of 7	100	–	–	6 of 6	100
Eric Rosenfeld	7 of 7	100	5 of 5	100	–	–
Calin Rovinescu	6 of 7	86	5 of 5	100	–	–
Ron Zambonini	6 of 7 [3]	86	–	–	5 of 6	83

1) Human Resources and Corporate Governance Committee.

2) Robert Kearney resigned from the Board of Directors on February 7, 2005.

3) Ron Zambonini was abroad at the time of the meetings missed but was consulted beforehand by the Chairman of the Board for his opinion on matters to be discussed.

Schedule B

EMERGIS INC.

BOARD MANDATE AND ROLE OF BOARD CHAIR

The purpose of this document is to set out the roles and responsibilities of each of the Board of Directors of the Corporation (the "**Board**") and the Board Chair, including the Board's oversight of management.

1. THE BOARD OF DIRECTORS

a) **Roles of Board & Management**: The role of the Board is to supervise the management of the Corporation by establishing policies and procedures directed at promoting and monitoring good corporate governance and effective corporate management. The role of management is to conduct the day-to-day operations of the Corporation under the oversight of the Board. The Board has delegated the approval of certain matters to management pursuant to its resolutions or its schedule of Authorities, as amended from time to time, subject to certain limitations imposed by the Corporation's governing statute. The Board has also delegated to committees of the Board certain tasks and responsibilities.

b) **Composition and Chair**: The Board elects a Chairperson of the Board (the "**Chair**") from among its members. At all times, a majority of the Board shall be comprised of Directors who are "independent" as defined under applicable law.

c) **Responsibilities**: As part of its stewardship role, the Board steers management on significant business issues, taking into account and relying on experts' opinions, as advisable, and has the following responsibilities:

(i) *Strategic Planning:*

- Approving the Corporation's strategic goals, taking into account, amongst other matters, business opportunities, risks and the best interests of the Corporation.
- Approving and monitoring the implementation of the Corporation's annual operational plan and key corporate goals.
- Advising management on strategic issues.

(ii) *Human Resources and Performance Assessment:*

- Choosing and replacing the Chief Executive Officer ("**CEO**") and approving the appointment or termination of other senior executives.
- Satisfying itself, to the extent feasible, as to the integrity of the CEO and other senior executives and that senior management creates a culture of integrity throughout the organization.
- Approving the total compensation of the CEO and other senior executives.
- Establishing the criteria against which to evaluate corporate and senior management performance in light of the key annual corporate goals.
- Monitoring and assessing the performance of the CEO and of senior management against such criteria.
- Monitoring the management succession planning process (including the development of senior management).

(iii) *Corporate Governance:*

- Establishing, monitoring and maintaining effective corporate governance policies and procedures for both the Board and management.

- Monitoring the size and composition of the Board to ensure effective decision-making.

- Appointing Committees of the Board, establishing their mandates, appointing their members, and receiving their recommendations.

- Ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual Directors and determining their remuneration.

- Developing criteria for selecting Board candidates and identifying potential candidates qualified to become Directors; approving the list of Board nominees for election by shareholders and filling Board vacancies.

- Appointing or engaging experts, as necessary or advisable, at the expense of the Corporation.

- Promoting a culture of integrity and, to that effect, reviewing, from time to time, the code of business conduct applicable to Directors, officers, and employees and monitoring compliance therewith, with the understanding that waivers from the code can only be granted by the Board.

(iv) *Corporate Risks:*

- Assessing and monitoring on a regular basis the principal risks of the business of the Corporation.

- Establishing policies and procedures that address those corporate risks in an effective manner.

(v) *Financial matters, internal controls and communications:*

- Monitoring the quality and integrity of accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:

  - The integrity and quality of financial statements and other financial information and the appropriateness of their disclosure;

  - External auditors' independence and qualifications;

  - The performance of the internal audit function and of the external auditors;

  - The compliance with applicable legal and regulatory requirements.

- Adopting communications plans and disclosure policies and monitoring the Corporation's programs with respect thereto.

- Monitor feedback received by the Corporation from stakeholders.

- Overseeing the Corporation's capital structure in light of its strategic objectives.

2. THE BOARD CHAIR

a) **Role**: The Chair is a non-executive Director who is designated by the Board. The Chair's key role is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management, and (ii) carries out its responsibilities effectively.

b) **Responsibilities***:*

The Chair's responsibilities include the following:

(i) *Providing leadership to enhance Board effectiveness*

- Taking reasonable steps to ensure that the Board works as a cohesive group and providing the leadership essential to achieve this.

- Taking reasonable steps to ensure that the resources available to the Board (in particular timely and relevant information) are adequate to support its work.

(ii) *Managing the functioning of the Board*

- Setting the Board agendas in consultation with the CEO and the Corporate Secretary.
- Adopting procedures to ensure that the Board can conduct its work effectively and efficiently, and overseeing committee structure and composition.
- Overseeing the scheduling and management of meetings, including meetings without management present.
- Acting as Chair of Board meetings effectively, encouraging full participation and discussion by individual Directors, stimulating debate, facilitating consensus and ensuring that clarity regarding decisions is reached and duly recorded.
- Regularly reviewing with the Human Resources and Corporate Governance Committee the size and composition of the Board and its committees to ensure effective decision-making.
- Ensuring that the conduct of Board meetings provides adequate time for serious discussion of relevant issues.
- Ensuring that, where functions are delegated to committees, the functions are carried out and results are reported to the Board.
- Overseeing situations where conflicts of interest may arise and consulting with the Board in such cases.

(iii) *Ensuring Board quality and continuity*

- Meeting, from time to time, with the Human Resources and Corporate Governance Committee Chair to review Board, Board committee, committee chairs and Board members' performance and to discuss nominees as Directors to be submitted to the Board for its approval.

(iv) *Acting as liaison between Board and management and representing the Corporation to external groups*

- Providing advice and counsel to the CEO.
- Working closely with the CEO and the Chief Legal Officer to ensure that the Corporation is building a healthy governance culture.
- Reviewing with the CEO, prior to submission to the Board, acquisitions and divestitures, financings and similar major activities.
- At the request of the Board or the CEO, and working closely with the CEO, representing the Corporation to external groups such as shareholders and other stakeholders, including local community groups and governments.

Schedule C

BOARD OF DIRECTORS' STATEMENT OF CORPORATE GOVERNANCE PRINCIPLES & GUIDELINES

I. Responsibilities of the Board of Directors of EMERGIS Inc.

The purpose, duties and responsibilities of the Board of Directors (the "**Board**") of Emergis Inc. ("**Emergis**" or the "**Corporation**"), together with the duties and responsibilities of the Board Chair, are set out in the Emergis Inc. Board of Directors Mandate (including Board Chair position description).

II. Qualifications and Composition of the Board and its Committees

A. *Qualifications of Directors*

1. The members of the Corporation's Board must meet statutory qualification requirements under: (a) the *Canada Business Corporations Act* ("**CBCA**"), sections 105(1) and 105(3.1), which require, respectively, that a Director must be an individual who is 18 years of age or older, of sound mind, and who does not have the status of bankrupt, and that at least a majority of the Directors must be resident Canadians; and (b) all other applicable legislation.

2. It is the Corporation's policy that not less than a majority of its Directors shall be "independent", as defined under applicable legislation, and as further determined annually by the full Board. The results of these assessments are disclosed annually in the Corporation's management proxy circular or annual information form.

B. *Committee Composition*

The Corporation's policy is that each of the Audit Committee and the Human Resources & Corporate Governance Committee ("**HRCGC**") of the Board shall be comprised solely of "independent" Directors.

C. *Board Composition*

The Board strives to achieve a board of an appropriate size that can function effectively as a body, and an appropriate mix of skills, expertise and experience among its members. In addition, the Board strives to establish a membership that is geographically representative of Emergis' shareholder and customer base.

III. Director Expectations & Personal Commitments

A. *Compliance with Policies*

The Board expects all of its members to comply with this Statement of Corporate Governance Principles & Guidelines, and to comply with the Corporation's Policies that are applicable to the Directors:

1. The Conflict of Interest Guidelines for Directors;
2. The Share Ownership Guidelines for Directors;
3. The Insider Trading & Reporting Guidelines for Directors & Officers;
4. The Code of Business Conduct (the "**Code**");
5. The Disclosure Policy.

B. *Personal Qualities*

The Board expects all of its members to demonstrate the following personal and professional characteristics:

1. High ethical standards and integrity, and support of the setting of standards to discourage wrongdoing and to promote honest and ethical conduct throughout the Corporation,
2. Leadership,

3. Financial literacy,
4. Remain up-to-date in his/her own field of expertise.

C. *Personal Commitments*

The Board expects all of its members to make the following commitments during the tenure of their service as Directors of the Corporation:

1. Participate in the Corporation's Director orientation program (including review of reference materials and meetings with key management personnel),

2. Participate in continuing education and development programs (internal and/or external programs),

3. Develop and expand their broad, current knowledge of the nature and operation of the Corporation's businesses,

4. Understand the role of the Board and its Committees,

5. Strive to attend all Board meetings and meetings of Committees on which they serve. Individual Director's attendance at meetings is reviewed annually and is disclosed publicly in the Corporation's management proxy circular or annual information form,

6. Devote sufficient time to preparation for meetings, including by critically reading all meeting materials provided prior to the meetings,

7. Actively participate in meetings through relevant and thought-provoking questions and comments,

8. Commit the necessary time required to be an effective and fully contributing member of the Board and each Committee on which they serve. In this regard, the Board recommends that:

    a) Each Director should review, from time to time, their other commitments (including their commitments as Directors on other public, private or non-profit company boards), and

    b) Each Director should consider whether current or intended future commitments may limit their ability to be an effective and fully contributing member of the Corporation's Board and each Committee on which they serve and

9. Participate in the annual assessment process regarding (a) their own performance as a member of the Board and (b) the performance of the Board, and of each Committee of the Board on which they serve, and (c) the performance of the Chair of the Board, and the Chair of each Committee of the Board on which they serve.

IV. Access to External Experts and Advisors

As considered necessary and appropriate in the opinion of the Board (or in the opinion of the subject Board Committee, as the case may be), the Board and its Committees may consult with independent legal, financial, accounting and other experts and advisors to assist in their duties to the Corporation and its shareholders.

V. Periodic Review

This Statement of Corporate Governance Principles & Guidelines shall be reviewed by the HRCGC at least annually, for recommendation to the full Board.





> > > News release

Emergis subsidiary delivers web-based electronic tax filing and payment services to National Bank

Montréal, February 27, 2006 – Emergis Inc. (TSX: EME) today announced that through a five-year agreement with its wholly owned subsidiary Can-Act Payment Services Inc., National Bank of Canada's business clients may now electronically and securely file and pay taxes to government departments and agencies in British Columbia, Alberta, Saskatchewan, Ontario and Nova Scotia. These transaction types have been added to transactions with federal and Québec departments and agencies that National Bank already offers its clients.

"This agreement is an extension of Emergis' current relationship with National Bank, which has already been using our loan documents processing solutions, and it strengthens Emergis' leadership position in the government tax remittance market in Canada," said Mark O'Connell, Executive Vice-President, Sales and Marketing, Financial Services Market of Emergis. "Our role is to help our bank customers improve their efficiency by converting paper-based processes to electronic solutions and by promoting their adoption, and to support our customers' expansion plans."

With white-labelled Can-Act services, banks' business clients have the ability to file and remit federal and provincial business taxes at any time via their bank's online banking service. They allow banks' business clients to save time and cost by combining tax filing and payment in a single operation, accelerating refunds and helping to avoid penalties for late filing.

On the effective payment date, Can-Act's secure central computer facility sends payment instructions to the client's bank and electronically forwards tax-reporting information to the appropriate government agency. Can-Act services accommodate federal and provincial government taxes, including corporate tax, payroll source deductions, GST at the federal level, and sales tax, harmonized tax, corporate tax and other business taxes for the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Québec and Nova Scotia. Can-Act also adheres to all relevant government tax reporting requirements.

In 2005, Can-Act processed more than 1.2 million transactions representing over $45 billion in tax filings and payments – an increase in the number of transactions processed of 42% compared to 2004. Eleven financial institutions in Canada now subscribe to Can-Act services.

About Emergis
Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, and pharmacy

management solutions, as well as in cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries and more than one third of all pharmacies. It also processes and enables transactions for the world's leading payment associations. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in our annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes our expectations as at February 27, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to the industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, we do not assume any significant acquisitions, dispositions or one-time items. We do assume however the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced on-going payments. We have assumed a certain progression that may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, please refer to our Annual Information Form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT FEBRUARY 27, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

-30-

For additional information: Ann-Marie Gagné, 450 928-6361



> > > News release

Emergis licenses eInvoicing technology patent to South Carolina telecom carrier

Montréal, March 17, 2006 – Emergis Inc. (TSX: EME), a Canadian eBusiness company, today announced that its U.S.-based subsidiary Emergis Technologies, Inc. has entered into another agreement to license its electronic invoicing and payment technology patent, to NuVox Communications from Greenville, SC.

"More companies using electronic bill presentment and payment in North America recognize the strength of our patent," said Marc Filion, Executive Vice-President at Emergis. "This new license agreement is part of our continued efforts to realize the full value of our electronic bill presentment and payment patent."

Emergis Technologies was granted a U.S. patent in March 2000 for a process for the electronic receipt and payment of invoices. Emergis no longer offers its electronic invoicing and payment service, but it has retained ownership of the patent.

NuVox Communications is an integrated communications provider offering services to business customers, including data, Internet, voice, and other advanced communications solutions. NuVox serves over 43,000 business customers across Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, and Tennessee.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries, and more than one third of all pharmacies. It also processes and enables transactions for the world's leading payment associations. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in our annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should",

"would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes our expectations as at March 17, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to our industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, we do not assume any significant acquisitions, dispositions or one-time items. We do assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced ongoing payments. We have assumed a certain progression which may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, please refer to our annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS AT MARCH 17, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information:
Media: Ann-Marie Gagné, 450 928-6361
Investors: John Gutpell, 450 928-6856



> > > News release

Emergis renews drug and dental claims network contract with ClaimSecure

Montréal, March 21, 2006 – Emergis Inc. (TSX: EME) announced today that it has renewed its network contract with ClaimSecure Inc. for pharmacy and dental claims for three years. ClaimSecure will use Emergis' extensive network to electronically transport claims from pharmacists and dentists to ClaimSecure's adjudication system.

"This agreement strengthens our relationship with ClaimSecure and allows us to continue to work together in further enhancing our network solutions to meet the market's evolving requirements," says Ron Kaczorowski, Executive Vice-President at Emergis.

"We are pleased to renew our contract with Emergis," says Peter Craig, Chairman and Chief Executive Officer of ClaimSecure. "Emergis offers us a reliable network solution and maintains a deep understanding of our industry."

Emergis' electronic claims network allows the seamless capture and transport of transactions from health care providers to claims adjudicators or private and public insurers. Its network reaches over 99% of all Canadian pharmacies, all Canadian dentists whose practices are EDI-enabled, and a fast-growing number of other health care providers such as physiotherapists and chiropractors.

ClaimSecure is a Canadian company that specializes in providing health benefit claims management and group benefit plan administrative services to Canadian benefit plan sponsors, insurers, and third party administrators. ClaimSecure's product offerings include national real-time drug and dental adjudication systems, comprehensive web-based management applications, and a broad-based clinical consulting practice.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries, and more than one third of all pharmacies. It also processes and enables transactions for the world's leading payment associations. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in our annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes our expectations as at March 21, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to the industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, we do not assume any significant acquisitions, dispositions or one-time items. We do assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced ongoing payments. We have assumed a certain progression that may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, please refer to our annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT MARCH 21, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information: John Gutpell, 450 928-6856